Exhibit 99.2

SIERRA METALS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2019

Corporate Office	TSX: SMT NYSE AMERICAN: SMTS
Suite 4260, 161 Bay Street	BVL: SMT
Toronto, ON, Canada M5J 2S1
www.sierrametals.com

Table of Contents

1.	INTRODUCTION	3

2.	COMPANY OVERVIEW	3

3.	Q3 AND 9M 2019 OPERATING AND FINANCIAL highlights	4

4.	OUTLOOK	9

5.	RESULTS OF OPERATIONS	16

6.	SUMMARIZED FINANCIAL RESULTS	24

7.	QUARTERLY FINANCIAL REVIEW	29

8.	LIQUIDITY AND CAPITAL RESOURCES	32

9.	safety, health and environment	33

10.	OTHER RISKS AND UNCERTAINTIES	33

11.	NON-IFRS PERFORMANCE MEASURES	35

12.	CRITICAL ACCOUNTING POLICIES AND ESTIMATES	40

13.	OFF BALANCE SHEET ARRANGEMENTS	42

14.	DISCLOSURE CONTROLS AND INTERNAL CONTROLS OVER FINANCIAL REPORTING (“ICFR”)	42

15.	CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	43

1.	INTRODUCTION

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with Sierra Metals Inc.’s (the “Company” or “Sierra” or “Sierra Metals”) unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2019 and related notes thereto (the “Financial Statements”), which have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). References herein to "$" are to the United States dollar and “C$” are to the Canadian dollar and all tabular amounts are expressed in thousands of $ unless otherwise stated. All information contained in this MD&A is current as of November 13, 2019 unless otherwise noted. The Company’s common shares (the “Common Shares”) are listed and traded on the Toronto Stock Exchange (the “TSX”), the New York Stock Exchange (the “NYSE AMERICAN”), and the Peruvian Bolsa de Valores de Lima (“BVL” or the “Lima Stock Exchange”) under the symbol “SMT”, and “SMTS” on the NYSE AMERICAN. Additional information relating to the Company, including the Company’s Annual Information Form (“AIF”), is available on SEDAR at www.sedar.com and on the Company’s website at www.sierrametals.com. A cautionary note regarding forward-looking information follows this MD&A.

QUALIFIED PERSONS

Americo Zuzunaga, FAusIMM CP(Mining Engineer) and Vice President of Corporate Planning is a Qualified Person and chartered professional qualifying as a Competent Person under the Joint Ore Reserves Committee (JORC) Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves.

Augusto Chung, FAusIMM CP(Metallurgist) and Vice President of Metallurgy and Projects to Sierra Metals is a Qualified Person and chartered professional qualifying as a competent person on metallurgical processes.

2.	COMPANY OVERVIEW

Sierra Metals is a Canadian, American, and Peruvian listed mining company focused on the production, exploration and development of precious and base metals in Peru and Mexico. The Company plans to continue growing its production base through brownfield exploration investments within its properties. The Company’s key priorities are to provide high returns on invested capital, to generate strong cash flows and to maximize shareholder value. The Company has three producing mining properties and manages its business on the basis of the geographical location of its mining projects. The Peruvian Operation (“Peru”) is comprised of the Yauricocha mine (“Yauricocha” or the “Yauricocha Mine”), located in the province of Yauyos, its near-mine concessions, and exploration and early stage properties. The Mexican Operation (“Mexico”) includes the Bolivar (“Bolivar’ or the “Bolivar Mine”) and Cusi (“Cusi” or the “Cusi Mine”) mines, both located in Chihuahua State, Mexico, their near-mine concessions, and exploration and early stage properties. The Company’s strategic focus is currently on its operations, improving efficiencies, as well as pursuing growth opportunities at, and surrounding, its operating projects. The Company is also considering other opportunities to add value and expand through external growth. Exploration remains a key aspect of the improvement programs being implemented at all three of the Company’s mines and there is optimism that these brownfield exploration programs will continue to add increased economic tonnage going forward. Examples of this can be seen at Yauricocha with the Esperanza, Cuye-Mascota zones, at Bolivar, with the Bolivar West and Northwest zones, as well as at Cusi, with the Santa Rosa de Lima Zone. These results provide potential to further grow mineral resources and enhance shareholder value.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2019

(In thousands of United States dollars, unless otherwise stated)

The Company is focused on improving operating performance through the production of higher volumes of ore to reduce unit costs, strengthening its asset base, continuing to increase its mineral reserves and resources at each of its mines, and exploring organic and external growth opportunities to enhance and deliver shareholder value.

3.	Q3 AND 9M 2019 OPERATING AND FINANCIAL highlights

	Three Months Ended		Nine Months Ended
(In thousands of dollars, except per share and cash cost amounts, consolidated figures unless noted otherwise)	September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2018
Operating
Ore Processed / Tonnes Milled	709,461	566,194	1,940,353	1,725,991
Silver Ounces Produced (000's)	976	728	2,504	2,015
Copper Pounds Produced (000's)	11,127	8,326	28,582	25,037
Lead Pounds Produced (000's)	10,508	6,358	25,528	19,766
Zinc Pounds Produced (000's)	22,480	20,772	55,494	59,286
Gold Ounces Produced	3,490	1,906	8,016	5,606
Copper Equivalent Pounds Produced (000's)[1]	32,326	23,628	79,099	71,717
Zinc Equivalent Pounds Produced (000's)[1]	80,390	57,883	186,599	159,165
Silver Equivalent Ounces Produced (000's)[1]	4,917	4,447	13,645	13,540

Cash Cost per Tonne Processed	$49.68	$48.43	$49.07	$46.55
Cost of sales per AgEqOz	$8.27	$7.62	$8.18	$7.14
Cash Cost per AgEqOz[2]	$7.86	$7.38	$7.81	$6.82
AISC per AgEqOz[2]	$13.16	$10.21	$13.04	$9.86
Cost of sales per CuEqLb[2]	$1.26	$1.43	$1.40	$1.35
Cash Cost per CuEqLb[2]	$1.20	$1.39	$1.34	$1.29
AISC per CuEqLb[2]	$2.00	$1.92	$2.23	$1.86
Cost of sales per ZnEqLb[2]	$0.51	$0.58	$0.59	$0.60
Cash Cost per ZnEqLb[2]	$0.48	$0.57	$0.56	$0.58
AISC per ZnEqLb[2]	$0.81	$0.78	$0.94	$0.83

Cash Cost per ZnEqLb (Yauricocha)[2]	$0.38	$0.48	$0.46	$0.52
AISC per ZnEqLb (Yauricocha)[2]	$0.66	$0.67	$0.77	$0.73
Cash Cost per CuEqLb (Bolivar)[2]	$1.40	$1.68	$1.62	$1.36
AISC per CuEqLb (Bolivar)[2]	$2.53	$2.35	$2.84	$2.06
Cash Cost per AgEqOz (Cusi)[2]	$18.77	$14.11	$17.62	$14.68
AISC per AgEqOz (Cusi)[2]	$24.60	$19.08	$26.22	$21.72
Financial
Revenues	$64,551	$52,956	$164,404	$177,352
Adjusted EBITDA[2]	$21,554	$18,212	$46,153	$74,493
Operating cash flows before movements in working capital	$21,831	$18,108	$46,408	$74,981
Adjusted net income attributable to shareholders[2]	$4,115	$4,482	$6,646	$28,226
Net income (loss) attributable to shareholders	$1,779	$1,922	$(103)	$21,468
Cash and cash equivalents	$40,434	$29,073	$40,434	$29,073
Working capital[3]	$50,932	$1,780	$50,932	$1,780

(1) Silver equivalent ounces and copper and zinc equivalent pounds for Q3 2019 were calculated using the following realized prices: $17.28/oz Ag, $2.63/lb Cu, $0.94/lb Pb, $1.06/lb Zn, $1,481/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for Q3 2018 were calculated using the following realized prices: $14.85/oz Ag, $2.79/lb Cu, $0.94/lb Pb, $1.14/lb Zn, $1,206/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for 9M 2019 were calculated using the following realized prices: $15.91/oz Ag, $2.74/lb Cu, $0.91/lb Pb, $1.16/lb Zn, $1,370/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for 9M 2018 were calculated using the following realized prices: $15.99/oz Ag, $3.02/lb Cu, $/1.06lb Pb, $1.36/lb Zn, $1,279/oz Au.
(2) This is a non-IFRS performance measure, see Non-IFRS Performance Measures section of the MD&A.
(3) The increase in working capital was due to the Company drawing down the remainder of the Senior Secured Corporate Credit Facility during the second quarter.

Q3 2019 Operational Highlights and Growth Initiatives

The Company achieved record quarterly consolidated equivalent metal production and ore throughput, as well as record quarterly ore throughput and equivalent metal production from the Yauricocha and Bolivar Mines. The Company has continued to build on its successful plant expansions, and mine production increases in Mexico over the last three quarters. This has resulted in record quarterly metal production, as the Company is approaching its 2019 target of 4,250 tonnes per day (“TPD”) at Bolivar and 1,200 TPD at Cusi. Consolidated production of silver increased 34% to 1.0 million ounces, copper increased by 34% to 11.1 million pounds, lead increased 65% to 10.5 million pounds, zinc increased 8% to 22.5 million pounds, and gold increased 83% to 3,490 ounces compared to Q3 2018.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2019

(In thousands of United States dollars, unless otherwise stated)

The Yauricocha Mine processed a quarterly record of 307,239 tonnes during Q3 2019, representing an 8% increase compared to Q3 2018. Daily ore throughput averaged 3,511 TPD during the quarter, as efforts continue to ensure that the 24 days of production lost during the illegal strike action at Yauricocha during April and May, will not affect the annual production guidance for the mine.

The Bolivar Mine processed a quarterly record of 331,818 tonnes in Q3 2019, representing a 46% increase over Q3 2018. The increase in throughput, and higher silver and gold head grades, and higher copper and silver recoveries resulted in a 55% increase in copper equivalent pounds produced during Q3 2019 compared to Q3 2018. This increase was achieved despite a 13% decrease in copper head grades and 9% decrease in gold recoveries. However, the Company expects copper head grades to increase modestly during Q4 2019, as more ore is sourced from Bolivar West.

At Cusi, ore throughput reached approximately 805 TPD during Q3 2019, and the Company continues to work towards reaching the 1,200 TPD mark during Q4 2019. The 28% increase in throughput realized during Q3 2019 resulted in a 15% increase in silver equivalent ounces produced, despite lower head grades for all metals, except gold, as we continue to develop deeper into the Santa Rosa de Lima zone which has higher silver head grades.

Q3 2019 Production Highlights

•	Silver production of 1.0 million ounces; a 34% increase from Q3 2018

•	Lead production of 10.5 million pounds; a 65% increase from Q3 2018

•	Gold production of 3,490 ounces; an 83% increase from Q3 2018

•	Copper production of 11.1 million pounds; a 34% increase from Q3 2018

•	Zinc production of 22.5 million pounds; an 8% increase from Q3 2018

•	Zinc equivalent production of 80.4 million pounds; a 39% increase from Q3 2018

Q3 2019 Consolidated Financial Highlights

•	Revenue from metals payable of $64.6 million in Q3 2019 increased by 22% from $53.0 million in Q3 2018. Higher revenues are primarily attributable to the 8% increase in throughput, higher head grades and recoveries of all metals, except zinc recoveries, at Yauricocha; a 46% increase in throughput, and higher silver and gold head grades, and higher copper and silver recoveries at Bolivar; and the 28% increase in throughput, higher gold head grades and silver and gold recoveries, higher silver prices, and the sale of concentrate inventory built-up during H1 2019 at Cusi. Quarterly revenues at Yauricocha increased by 16%, and Bolivar increased by 23% compared to Q3 2018, despite decreases in the prices of copper (6%) and zinc (7%), and higher treatment and refining charges incurred on the zinc and copper concentrates sold.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2019

(In thousands of United States dollars, unless otherwise stated)

•	Yauricocha’s cost of sales per zinc equivalent payable pound was $0.42 (Q3 2018 - $0.51), cash cost per zinc equivalent payable pound was $0.38 (Q3 2018 - $0.48), and AISC per zinc equivalent payable pound of $0.66 (Q3 2018 - $0.68). The decrease in the AISC per zinc equivalent payable pound for Q3 2019 compared to Q3 2018 was due to the increase in throughput, and head grades and recoveries of all metals, except zinc recoveries, which resulted in an increase in zinc equivalent payable pounds. This was partially offset by higher labour costs, higher treatment and refining charges, higher general and administrative costs, and an increase in sustaining capital expenditures;

•	Bolivar’s cost of sales per copper equivalent payable pound was $1.86 (Q3 2018 - $2.00), cash cost per copper equivalent payable pound was $1.40 (Q3 2018 - $1.68), and AISC per copper equivalent payable pound was $2.53 (Q3 2018 - $2.35) for Q3 2019 compared to Q3 2018. The increase in the AISC per copper equivalent payable pound was due to higher labour and contractor costs incurred related to stope and ramp development within the mine required to increase throughput to the 4,250 tpd level. The majority of these costs are included in opex. Additionally, sustaining capital expenditures were $2.7 million higher in Q3 2019 compared to Q3 2018 and related to the purchase of mining equipment, mine development costs, exploration drilling within the mine, and plant improvements. This was partially offset by the 46% increase in throughput which resulted in a 34% in copper equivalent payable pounds;

•	Cusi’s cost of sales per silver equivalent payable ounce was $10.10 (Q3 2018 - $7.44), cash cost per silver equivalent payable ounce was $18.77 (Q3 2018 - $14.11), and AISC per silver equivalent payable ounce was $24.60 (Q3 2018 - $19.09) for Q3 2019 compared to Q3 2018. AISC per silver equivalent payable ounce increased due to higher treatment and refining charges incurred as well as higher sustaining capital expenditures from an unexpected ground subsidence event which has rectified by leaving a wider support pillar. This required further mine development in the deeper zones, which have the benefit of higher head grades;

•	Adjusted EBITDA(1) of $21.6 million for Q3 2019 increased by 18% compared to $18.2 million in Q3 2018. The increase in adjusted EBITDA in Q3 2019 was due to the increase in revenues realized at all three mines, discussed previously;

•	Net income attributable to Shareholders of the Company for Q3 2019 was $1.8 million (Q3 2018: $1.9 million) or $0.01 per share (basic and diluted) (Q3 2018: $0.01);

•	Adjusted net income attributable to shareholders (1) of $4.1 million, or $0.03 per share, for Q3 2019 was lower than the adjusted net income of $4.5 million, or $0.03 per share for Q3 2018;

•	A large component of the net income for every period is the non-cash depletion charge in Peru, which was $2.9 million for Q3 2019 (Q3 2018: $2.6 million). The non-cash depletion charge is based on the aggregate fair value of the Yauricocha mineral property at the date of acquisition of Corona of $371.0 million amortized over the total proven and probable reserves of the mine;

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2019

(In thousands of United States dollars, unless otherwise stated)

•	Cash flow generated from operations before movements in working capital of $21.8 million for Q3 2019 increased compared to $18.1 million in Q3 2018. The increase in operating cash flow is mainly the result of higher revenues generated, despite slightly lower gross margins realized; and

•	Cash and cash equivalents of $40.4 million and working capital of $50.9 million as at September 30, 2019 compared to $21.8 million and $(8.3) million, respectively, at the end of 2018. The increase in working capital was due to the Company drawing down the remainder of the Senior Secured Corporate Credit Facility during the second quarter. Cash and cash equivalents have increased by $18.6 million during 9M 2019 due to $21.9 million of operating cash flows, and $99.2 million drawn down from the Senior Secured Corporate Facility, being partially offset by capital expenditures incurred in Mexico and Peru of $(41.2) million, $(1.8) million of share repurchases, and repayments of loans, credit facilities and interest of $(59.5) million.

(1) This is a non-IFRS performance measure, see non-IFRS Performance Measures section of this MD&A.

Project Development

•	Mine development at Bolívar during Q3 2019 totaled 2,768 meters. A portion of the meters (2,340m) were developed to prepare stopes for mine production. The remainder of the meters (428m) were related to the deepening of ramps and developing service ramps to be used for ventilation and pumping in the Lower El Gallo Inferior orebody and Bolivar West orebody; and

•	During Q3 2019, at the Cusi property, mine development totaled 1,016 meters, which included 86 meters of ramp development at the Santa Rosa de Lima Zone; the rest of the development related to stope preparation in various zones within the mines.

Exploration Highlights

Peru:

During Q3 2019, the Company drilled 48 holes totaling 9,522 meters at Yauricocha. The drilling included the following:

Surface Exploration Drilling:

•	Surface diamond drilling began at the Dona Leona and El Paso targets along the Chonta Fault. 5 holes totaling 2,373 meters were drilled at these targets during the quarter and drilling will continue over the next several months.

These surface exploration drilling targets have been prioritized by previous geochemistry sampling as well as geophysical work and they are all significant, high priority targets for testing.

The Doña Leona area located 2.5 kilometers southeast from the Central Yauricocha Mine. This area has already had surface geochemical sampling completed on structures and gaps, which provided values in anomalous silver, zinc, lead, and copper. Furthermore, geophysics from a Titan 24 survey shows significant anomalies in this area. Eight drill holes totaling 8,000 meters will be drilled from five platforms to test these targets for high grade structures.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2019

(In thousands of United States dollars, unless otherwise stated)

The El Paso – Éxito areas are located between 3.5 and 5 kilometers southeast of the Central Yauricocha mine. The Éxito mine contains skarn and replacement mineralization and surface sampling detected structures with high values of anomalous lead, zinc, and copper. Geophysics with the Titan 24 geophysical survey have determined important anomalies in the area. Ten drills holes totaling 10,170 meters will be completed from six platforms to test these targets for high grade structures.

Exploration Drilling:

•	Huamanrripa (Level 720 Central Mine Zone): 3 holes totaling 1,100 meters to explore geophysical anomalies realized during previous Titan 24 geophysical surveys. These holes were able to define a skarn area with the presence of pyrite, however this skarn does not have economical head grades and exploration in this area has been concluded.
•	Contacto Occidental Orebody (Level 1170 Central Mine Zone): 5 holes totaling 1,282 meters to explore the continuity of this mineralized orebody where we have an intrusive limestone contact which shows areas of tectonic gaps with sections of high-grade polymetallic mineralization of zinc and lead.

Definition Drilling:

•	Esperanza (Level 1070 Central Mine Zone): 13 holes totaling 1,802 meters to provide a higher level of certainty of the amount of estimated resources within this mineralized orebody. The holes were directed to the 16th floor, and floors 0 and 8 on the 1070 level. Drilling in this area will continue as the mineralization of this orebody has irregular shapes.
•	Cuye (Level 1070 Central Mine Zone): 3 holes totaling 526 meters to provide a higher level of certainty for the estimated resources within this orebody with copper mineralization. This drilling was performed in order to convert resources from the inferred category to the indicated category within the upcoming NI 43-101 Technical Report.
•	Joselyn (870 Level Cachi Cachi Mine): 6 holes totaling 1,179 meters to delineate the Joselyn orebody and provide a higher level of certainty to the indicated and inferred resources.
•	Escondida (920 Level Cachi Cachi Mine): 13 holes totaling 1,260 meters to provide more certainty and to upgrade the category of the indicated and inferred resources present.

Mexico:

Bolivar

•	At Bolívar during Q3 2019, 9,923 meters were drilled from surface as well as diamond drilling within the mine. 1,973 meters were drilled within the mine in the El Gallo Inferior area towards La Montura which intersected a mineralized skarn orebody of semi-massive magnetite and disseminated chalcopyrite. 7,950 meters of exploration drilling was performed from surface in the following areas: 249 meters at Bolivar West to explore the extension of Bolivar West to the Northwest. 5,300 meters of infill drilling was performed at Bolivar West to tighten drill spacing and upgrade the resource category classification. 2,401 meters of exploration drilling were performed from 2 drill holes to explore for a previously identified porphyritic environment;

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2019

(In thousands of United States dollars, unless otherwise stated)

Cusi

•	During Q3 2019 the Company drilled 3,220 meters of infill drilling was performed within the mine. This drilling was performed to support development of the Santa Rosa de Lima vein in order to verify the ore zone and its continuity.

Corporate Development Highlights

Amendment and Increase of Current Normal Course Issuer Bid

On September 18, 2019, the Company announced that the Toronto Stock Exchange (the "Exchange") has accepted a notice filed by the Company of its intention to amend its previously announced Normal Course Issuer Bid (the "NCIB") to increase the number of common shares of the Company (the "Shares") which the Company may repurchase for cancellation under the NCIB from 1,500,000 Shares, or approximately 0.92% of the issued and outstanding Shares as of the date of commencement of the NCIB, to 2,500,000 Shares, representing approximately 1.54% of the Company's issued and outstanding Shares as of September 17, 2019.

Under the NCIB, which commenced on December 17, 2018, the Company has repurchased and cancelled a total of 1,491,534 Shares at a weighted average price of $1.93 per Share as of September 30, 2019. Other than the increase to the maximum number of Shares which may be purchased by the Company pursuant to the NCIB, no further amendments have been made to the NCIB, and the NCIB is still set to terminate on December 16, 2019.

On October 10, 2019, the Company executed an addendum to their automatic share purchase plan with CIBC to include a maximum price per share of CAD$2.50 and a maximum of 250,000 common shares in total for block purchases.

4.	OUTLOOK

The Company remains focused on the production ramp up at both the Bolivar and Cusi Mines in Mexico, as well as the infrastructure enhancements at the Yauricocha Mine which include, shaft sinking, ramp development, ventilation, and work on the tailings dam deposition. The third quarter continued to be successful in maintaining positive operating cash flow generation from existing operations in order to fund required sustaining capital expenditures, and to maintain liquidity. During Q2 2019, planned growth capital expenditures were reduced from $83 million to $70 million due to the deferral of plant improvement costs, and the expansion of the tailings dam at Cusi. At the end of Q3 2019, management decided to further reduce 2019 planned consolidated growth capital expenditures from $70 million to $55 million. $4 million of this reduction was due to the deferral of equipment purchases, plant improvement costs, and development costs previously planned to push throughput at the Bolivar Mine to the 5,000 tpd level. Additionally, $11 million of growth capital expenditures in Peru have been deferred relating to mine development, purchases of equipment, ventilation raise bores, regional exploration, ramp development, and mine camp improvements. The remainder of planned capital expenditure are expected to be spent in order to deliver on the focus of capitalizing on the successful drilling campaigns during the previous two years which resulted in significant increases to the reserves and resources at each of the three mines, in addition to providing the basis for the successful results of the PEA’s released during 2018 at all three mines. Also, the $100 million Corporate Credit Facility finalized during March 2019, provides the Company with additional liquidity and will provide the financial flexibility to fund future capital projects in Mexico as well as corporate working capital requirements. The Company has repaid all previously existing debt facilities during the first six months of the year using proceeds from the new Corporate Facility, which provides a two-year grace period on all principal repayments.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2019

(In thousands of United States dollars, unless otherwise stated)

The Yauricocha mine was able to continue its’ strong operational performance in the third quarter as it achieved record quarterly equivalent metal production and ore throughput during Q3 2019. This helped to make-up for the lost production realized during the illegal strike during March and April 2019. Revenues increased by 17%, and Adjusted EBITDA increased by 16% during Q3 2019 compared to Q3 2018, and the cash flows generated during Q3 2019 allowed the Company to fund its capital expenditure programs despite a challenging base metal price environment, and significant increases in zinc treatment and refining costs. Although the strike did result in lower quarterly tonnage and metal production during the first six months of the year, the fourth quarter of the year will continue to build on the success achieved during the third quarter, and include more tonnage from the cuerpos chicos (high-grade small orebodies) in order to ensure that the annual production guidance for the mine is met.

The Company’s decision to defer $11 million of growth capital expenditures in Peru was the result of delays related to the illegal strike action at Yauricocha, difficulties encountered in the procurement process for various pieces of equipment, difficulties encountered with ground conditions at the proposed areas for raise bore (ventilation) construction, poor ground and water conditions at the new kitchen and mess facility area at the Esperanza camp, and delays in the selection of contractors providing the work for these capital projects. However, the Company is working to complete the Yauricocha NI 43-101 Reserve and Resource Update, expected to be released during December 2019. Surface drilling at the Dona Leona, Kilkaska, and El Paso exploration targets was initiated during Q3 2019 and will continue during Q4 2019. Additionally, work continues on the completion of the next level of the tailings deposition facility, needed for the expansion of Yauricocha to the 3,600 tonnes per day level. Furthermore, we continue to sink the Yauricocha shaft towards the 1270 level to provide the Company access to further reserves and resources in the Mine. Finally, work has commenced on the ramp connecting the 820 level with the 720 level of the Yauricocha Mine providing for an additional 10,000 tonnes per month of increased capacity to move ore and waste from the mine.

Despite the deferral of growth capital expenditures budgeted for 2019, the Company remains committed to its growth plans and the prudent use of capital to achieve its objectives at Yauricocha, regardless of whether these expenditures are made during 2019, or are postponed until 2020 or 2021. These capital expenditures include significant capital investments to refurbish the mine camp facilities, improve ventilation within the mine, continue a rigorous development program to provide access to minable stopes, and continue the regional exploration programs that have been so successful in the past. An effort to reduce labour costs and improve contractor efficiency has begun as the Company is focused on reducing costs across the operations, where possible. These costs savings initiatives are expected to come to fruition during 2020. Another reason for the deferral of 2019 budgeted capital expenditures was the result of a lower metal price environment, as well as a continuing deterioration of the zinc concentrate market which as significantly impacted the Company’s revenues.

Development and infrastructure improvements continue in the effort to push ore throughput at Bolivar to 4,250 TPD during Q4 2019. Target mining areas will be the Gallo Inferior, Mina de Fierro, Chimneys, Breccias, and Gallo Superior orebodies. Infill drilling will continue on the Bolivar West and Gallo Inferior areas, while mine development will focus on the Gallo Inferior and Breccia zones. This work will allow the Company to increase the number of minable stopes available in order to increase ore throughput at the plant.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2019

(In thousands of United States dollars, unless otherwise stated)

Improvements continue to be made at the Piedras Verdes Plant, as three flash cells have now been installed. A new filter press and electrical substation have been installed, as well as a new cone crusher, and a third ball mill was installed in order to increase plant capacity to the 4,250 tpd level. Work continues on the installation of a new fine ore bin which should be completed by the end of November 2019.

The Company hopes to increase throughput at Bolivar to 4,250 tpd during Q4 2019, and then increase it to 5,000 tpd during Q4 2020, while modestly improving copper grades to approximately 0.95% due to an expected blend of 40% of ore sourced from Bolivar West, and 60% from El Gallo Inferior. Additionally, copper recoveries are expected to continue to increase to the goal of 88% during 2020. However, the Bolivar Mine is highly sensitive to copper prices, and planned capital expenditures required to increase throughput to the 5,000 tpd level could be deferred based on the copper price, copper market conditions, and the new NI 43-101 Technical Report results.

At Cusi, ore throughput reached approximately 805 TPD during Q3 2019, and the Company continues to work towards reaching the 1,200 TPD mark during Q4 2019. The 28% increase in throughput realized during Q3 2019 resulted in a 15% increase in silver equivalent ounces produced, despite lower head grades for all metals, except gold, as we continue to develop deeper into the Santa Rosa de Lima zone which has higher silver head grades.

During Q3 2019, significant improvements were made to the crushing and grinding circuits at the Plant, as well as increasing the number of hours per day that the plant can operate. However, development was delayed due heavy rains as well as a subsidence issue in the mine, which resulted in a 16-meter pillar required to be left for stability purposes. As a result of the delayed development, lower-grade zones that were accessible were mined resulting in lower silver grades in the quarter. Studies are currently underway addressing the best way to access the ore located within the pillar. Additionally, new mine contractors arrived on-site at Cusi during October 2019, and their focus will be to increase development rates to 90 meters per month and increase stope access. The Company’s focus remains on increasing head grades by mining higher-grade ore located on the 1704 and 1720 levels of the Santa Rosa de Lima zone, which is expected to occur in November this year. Throughput was lower during Q3 2019 compared to Q2 2019 as efforts continue to reduce dilution to ensure that economic ore is provided to the plant.

The Company still expects to have an updated NI 43-101 technical report for the Cusi Mine during Q2 2020, which was pushed back two quarters from the original estimate of Q4 2019. The reason for the delay was to include the results from additional infill drilling currently being completed at the mine in order to improve the quality and classification of the resources/reserves present. Management continues to analyze alternatives and options regarding the delay in the expansion of Cusi from the 1,200 tpd level, to the 2,400 tpd level.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2019

(In thousands of United States dollars, unless otherwise stated)

Management anticipates that silver head grades will reach 175 g/t during Q4 2019 and remain consistent during 2020 and 2021. During Q3 2019 and October 2019, a significant amount of development ore mucked from the continued deepening of the Santa Rosa de Lima ramp, was processed at the Mal Paso Plant, in order to perform the testing required to ensure the plant configuration was able to handle the projected 1,200 tpd mill feed. These tests have been successful, and management is confident that the plant is configured correctly to be able to handle the additional throughput.

Currently, the Company is focused on increasing the efficiency of mining the mineralized silver structures using selective mining techniques with the objective to reduce dilution. A significant infill drilling program is expected to be initiated on the Santa Rosa de Lima orebody during Q1 2020, in an attempt to improve the resource classification, while also improving mine planning and selective mining methods in order to reduce the dilution of high-grade minable stopes. Additionally, development work is being accelerated in order to provide access to more minable stopes which should help with grade control and dilution control. The orebodies within the Santa Rosa de Lima zone have strong rock structures that should allow for sub-level stoping and sub-level caving mining methods to be implemented. The Company believes that this strategy can be successful, given the higher-grade ore available on the 1704 and 1720 levels of the Santa Rosa de Lima zone, and the substantial investment that has been made to ramp to and develop these areas for mining.

Management is optimistic that the groundwork has been set for continued improvements, through the modernizing and implementation of best operational practices. We continue to realize positive returns on our capital investments, and the recent PEA results demonstrate a path for continued growth at all of our mines. Ongoing aggressive brownfield exploration programs at all three mines are expected to provide further growth in reserves and resources, in order to increase the value of our assets and provide positive returns to shareholders.

2019 Production and Cost Guidance

This section of the MD&A provides management’s production, cost, and capex estimates for 2019. These are “forward-looking statements” and subject to the cautionary note regarding the risks associated with forward-looking statements contained at the end of this document

Revised Capital Expenditure Guidance

During Q2 2019, planned growth capital expenditures were reduced from $83 million to $70 million due to the deferral of plant improvement costs, and the expansion of the tailings dam at Cusi. At the end of Q3 2019, management decided to further reduce 2019 planned consolidated growth capital expenditures from $70 million to $55 million. $4M of this reduction was due to the deferral of equipment purchases, plant improvement costs, and development costs previously planned to push throughput at the Bolivar Mine to the 5,000 tpd level. Additionally, $11 million of growth capital expenditures in Peru have been deferred relating to mine development, purchases of equipment, ventilation raise bores, regional exploration, ramp development, and mine camp improvements.

The Company’s decision to defer $11 million of growth capital expenditures in Peru was the result of delays related to the illegal strike action at Yauricocha, difficulties encountered in the procurement process for various pieces of equipment, difficulties encountered with ground conditions at the proposed areas for raise bore (ventilation) construction, poor ground and water conditions at the new kitchen and mess facility area at the Esperanza camp, and delays in the selection of contractors providing the work for these capital projects.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2019

(In thousands of United States dollars, unless otherwise stated)

Despite the deferral of growth capital expenditures budgeted for 2019, the Company remains committed to its growth plans and the prudent use of capital to achieve its objectives at Yauricocha, regardless of whether these expenditures are made during 2019, or are postponed until 2020 or 2021.

The following table sets out Sierra’s 9M 2019 production compared to the fiscal 2019 guidance:

	9M 2019	2019 Guidance
Metal Production	Actual	Low	High

Silver ounces (000's)	2,504	3,730	4,176
Copper pounds (000's)	28,582	45,000	50,400
Lead pounds (000's)	25,528	25,500	28,600
Zinc pounds (000's)	55,494	72,400	81,100
Gold ounces	8,016	8,100	9,000
Silver equivalent ounces (000's)(1)	13,645	19,478	21,812
Copper equivalent pounds (000's)(1)	79,099	107,035	119,858
Zinc equivalent pounds (000's)(1)	186,599	261,545	292,880

(1) Silver equivalent ounces and copper and zinc equivalent pounds for 9M 2019 were calculated using the following realized metal prices: $15.91/oz Ag, $2.74/lb Cu, $0.91/lb Pb, $1.16/lb Zn, $1,370/oz Au. 2019 Guidance silver equivalent ounces and copper and zinc equivalent pounds were calculated using the following realized metal prices: $16.65/oz Ag, $3.03/lb Cu, $1.01/lb Pb, $1.24/lb Zn, $1,275/oz Au.

The Company expects to meet its 2019 Production Guidance for all equivalent metal production.

Market Review and Trends

Metal Prices

One of the primary drivers of Sierra’s earnings and ability to generate operating cash flows are the market prices of silver, copper, zinc, lead and gold, which were approximately 5% lower for copper, 3% lower for lead, 7% lower for zinc, 14% higher for silver, and 22% higher for gold, during Q3 2019 compared to the average market prices for Q3 2018. A shortage of non-ferrous raw materials combined with an improved view of the Chinese economy had a positive impact on the base metal prices during 2018. However, recent uncertainty has arose following the imposition of trade tariffs by the U.S. government on Chinese exports which has negatively impacted base metal prices.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2019

(In thousands of United States dollars, unless otherwise stated)

LME Average Prices	Three months ended September 30,		Nine months ended September 30,
(In US dollars)	2019	2018	2019	2018

Silver (oz)	$17.02	$14.99	$15.83	$16.10
Copper (lb)	$2.63	$2.77	$2.74	$3.02
Lead (lb)	$0.92	$0.95	$0.90	$1.06
Zinc (lb)	$1.06	$1.15	$1.18	$1.37
Gold (oz)	$1,474	$1,213	$1,363	$1,283

The price of gold can fluctuate widely and is affected by a number of macroeconomic factors, including the sale or purchase of gold by central banks and financial institutions, interest rates, exchange rates, inflation or deflation, global and regional supply and demand and the political and economic conditions of major gold-producing and gold-consuming countries throughout the world. Gold prices moved sharply higher in the third quarter of 2019, reaching their highest levels in over six years. Lower rates across the globe, along with continued trade concerns between the US and China and growing levels of negative yielding debt globally contributed to the increase in prices. Easing monetary policies combined with many governments facing challenging fiscal situations and elevated levels of debt, should be supportive of gold over the longer term. In the short-term, gold prices are likely be driven by the changing sentiment as to the monetary policy path of the US Fed and US Treasury yields, equity market volatility, developments on global trade and geopolitical concerns. Central banks continue to be net buyers in 2019 with Russia, Turkey, Poland, and China being notable buyers. It is expected that central banks will continue to be net buyers for the foreseeable future as diversification remains key in order to mitigate risk from ongoing geopolitical and economic uncertainty. Global ETF holdings saw a sharp rise in total ounces held in the third quarter of 2019.

During Q3 2019, the price of silver was 14% higher, and gold was 22% higher than Q3 2018, with the price ranging from $15.00 to $19.41 per ounce for silver and $1,390 to $1,547 per ounce for gold. Sierra’s average realized silver price for Q3 2019 was $17.28 per ounce compared to $14.85 per ounce in Q3 2018. Sierra’s average realized gold price for Q3 2019 was $1,481 per ounce compared to $1,206 per ounce in Q3 2018.

Tightness in the copper concentrate market continued into the third quarter, despite a seasonal increase in the spot terms as the market moves into negotiating season. Mine disruptions continue to affect production and at the same time, the commissioning of new smelting capacity in China continues to increase. The copper metal market remains under pressure from the macroeconomic slowdown and global trade disputes. Despite market consensus for weaker global metal demand growth, the metal market is still expected to remain in deficit in 2019 and into 2020. During Q3 2019, copper prices traded in a range of $2.55 to $2.70 per pound with an average price of $2.63 per pound compared with $2.77 per pound in Q3 2018. Sierra’s average realized copper price for Q3 2019 was $2.63 per pound compared to $2.79 per pound in Q3 2018.

The zinc concentrate market remained in surplus during the third quarter with spot treatment charges increasing in the quarter, but these have recently stabilized as Chinese smelters have increased their production rates. Mine production globally is coming under pressure as high cost mines struggle with low zinc prices and higher treatment charges. The zinc market remains under pressure from the macroeconomic slowdown and global trade disputes. Demand for zinc metal remains weak in Europe, but stronger in South East Asia and China in comparison to the same time last year. The metal market is expected to remain in deficit in 2019 and move into surplus in 2020. LME zinc prices averaged $1.06 per pound in Q3 2019, a decrease of 15% over the previous quarter, and down 7% over the same quarter last year. Sierra’s realized zinc price for Q3 2019 was $1.06 per pound compared to $1.14 per pound in Q3 2018.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2019

(In thousands of United States dollars, unless otherwise stated)

Lead prices traded in a range of $0.87 to $0.96 per pound in Q3 2019. Sierra’s realized lead price during Q3 2019 was $0.94 per pound compared to $0.94 per pound in Q3 2018.

Currency Exchange Rates

The results of Sierra’s operations are affected by US dollar exchange rates. Sierra’s largest exposures are to the US dollar/Peruvian Nuevo Sol exchange rate and the US dollar/Mexican Peso exchange rate which impacts operating and administration costs in Peru and Mexico incurred in Nuevo Soles and Pesos while revenues are earned in US dollars. As at September 30, 2019 the US dollar/Peruvian Nuevo Sol exchange rate was 3.38 (December 31, 2018: 3.38) and the US dollar/Mexican Peso exchange rate was 19.74 (December 31, 2018: 19.64). A 10% change in the value of the Nuevo Sol and Peso against the US dollar would have resulted in a change of $5.8 million and $3.1 million in the Company’s net profit, respectively, assuming that our operational performance during 2019 is consistent with 2018.

The Company also has a minor exposure to the Canadian dollar through corporate administrative costs.

Sierra Metals Inc.
Management's Discussion and Analysis
For the three and nine months ended September 30, 2019
(In thousands of United States dollars, unless otherwise stated)

5.	RESULTS OF OPERATIONS

Selected Production Results on a Mine-by-Mine Basis for the Past Eight Quarters

	2019			2018				2017
Production Highlights	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Ore Processed/tonnes milled
Yauricocha	307,239	254,165	233,814	268,363	283,446	283,450	271,389	266,222
Bolivar	331,818	326,208	263,238	272,645	227,690	272,040	259,375	226,986
Cusi	70,405	82,117	71,349	58,289	55,058	46,597	26,946	16,280
Consolidated	709,462	662,490	568,401	599,297	566,194	602,087	557,710	509,488
Silver ounces produced (000's)
Yauricocha	532	401	369	402	404	392	366	330
Bolivar	173	152	130	128	94	110	120	84
Cusi	271	283	192	171	230	190	108	82
Consolidated	976	836	691	701	728	692	594	496
Copper pounds produced (000's)
Yauricocha	6,012	4,536	3,863	4,702	4,428	3,884	3,727	3,567
Bolivar	5,115	5,187	3,869	4,230	3,898	4,737	4,363	3,904
Cusi	-	-	-	-	-	-	-	-
Consolidated	11,127	9,723	7,732	8,932	8,326	8,621	8,090	7,471
Lead pounds produced (000's)
Yauricocha	10,340	7,911	6,605	7,528	6,114	6,809	6,069	5,431
Bolivar	-	-	-	-	-	-	-	-
Cusi	168	154	349	421	244	287	243	305
Consolidated	10,508	8,065	6,954	7,949	6,358	7,096	6,312	5,736
Zinc pounds produced (000's)
Yauricocha	22,480	16,593	16,421	17,545	20,772	20,300	18,144	19,393
Bolivar	-	-	-	-	-	-	-	-
Cusi	-	-	-	-	-	-	70	152
Consolidated	22,480	16,593	16,421	17,545	20,772	20,300	18,214	19,545
Gold ounces produced
Yauricocha	1,282	809	753	850	911	807	835	723
Bolivar	2,073	1,586	1,100	1,163	911	911	1,048	791
Cusi	135	146	133	124	84	96	69	77
Consolidated	3,490	2,541	1,986	2,137	1,906	1,814	1,952	1,591

	2019			2018				2017
Production Highlights	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Silver equivalent ounces produced (000's)[1]
Yauricocha	3,496	3,110	2,832	3,209	3,292	3,361	3,236	3,084
Bolivar	1,129	1,252	931	1,029	902	1,085	1,021	873
Cusi	292	305	224	207	253	217	136	121
Consolidated	4,917	4,667	3,987	4,445	4,447	4,663	4,393	4,078
Copper equivalent pounds produced (000's)[1]
Yauricocha	22,988	16,811	15,459	16,929	17,493	17,624	17,266	16,527
Bolivar	7,420	6,770	5,083	5,426	4,790	5,691	5,450	4,677
Cusi	1,918	1,649	1,225	1,092	1,345	1,137	728	652
Consolidated	32,326	25,230	21,767	23,447	23,628	24,452	23,444	21,856
Cash cost per tonne processed
Yauricocha	$67.86	$66.01	$73.63	$69.37	$60.34	$60.51	$63.04	$64.90
Bolivar	$29.37	$28.61	$31.47	$30.25	$31.06	$24.31	$25.68	$28.84
Cusi	$66.06	$54.04	$54.99	$57.74	$59.00	$66.56	$83.57	$119.06
Consolidated	$49.68	$46.11	$51.77	$50.44	$48.43	$44.62	$46.66	$50.57

Sierra Metals Inc.
Management's Discussion and Analysis
For the three and nine months ended September 30, 2019
(In thousands of United States dollars, unless otherwise stated)

Consolidated Production	Three Months Ended			Nine Months Ended
	September 30, 2019	September 30, 2018	% Var	September 30, 2019	September 30, 2018	% Var
Tonnes processed	709,462	566,194	25%	1,940,353	1,725,991	12%
Daily throughput	8,108	6,471	25%	7,392	6,575	12%

Silver ounces (000's)	976	728	34%	2,504	2,015	24%
Copper pounds (000's)	11,127	8,326	34%	28,582	25,037	14%
Lead pounds (000's)	10,508	6,358	65%	25,528	19,766	29%
Zinc pounds (000's)	22,480	20,772	8%	55,494	59,286	-6%
Gold ounces	3,490	1,906	83%	8,016	5,606	43%
Silver equivalent ounces (000's) (1)	4,917	4,447	11%	13,645	13,540	1%
Copper equivalent pounds (000's) (1)	32,326	23,628	37%	79,099	71,717	11%
Zinc equivalent pounds (000's) (1)	80,390	57,883	39%	186,599	159,165	18%
Metals payable in concentrates
Silver ounces (000's)	909	520	75%	2,133	1,649	29%
Copper pounds (000's)	10,032	7,757	29%	26,004	22,962	13%
Lead pounds (000's)	9,953	5,848	70%	24,144	19,345	25%
Zinc pounds (000's)	18,168	17,403	4%	47,018	49,954	-6%
Gold ounces	2,766	1,278	116%	6,289	3,806	65%
Silver equivalent ounces (000's) (1)	4,329	3,787	14%	11,931	11,796	1%
Copper equivalent pounds (000's) (1)	28,442	20,158	41%	69,768	62,512	11%
Zinc equivalent pounds (000's) (1)	70,567	49,335	43%	165,774	139,846	18%

(1)	Silver equivalent ounces and copper and zinc equivalent pounds for Q3 2019 were calculated using the following realized prices: $17.28/oz Ag, $2.63/lb Cu, $0.94/lb Pb, $1.06/lb Zn, $1,481/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for Q3 2018 were calculated using the following realized prices: $14.85/oz Ag, $2.79/lb Cu, $0.94/lb Pb, $1.14/lb Zn, $1,206/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for 9M 2019 were calculated using the following realized prices: $15.91/oz Ag, $2.74/lb Cu, $0.91/lb Pb, $1.16/lb Zn, $1,370/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for 9M 2018 were calculated using the following realized prices: $15.99/oz Ag, $3.02/lb Cu, $/1.06lb Pb, $1.36/lb Zn, $1,279/oz Au.

The Peruvian Operation

Yauricocha Mine, Yauyos, Peru

Corona’s main asset, Yauricocha, is an underground mine located in western central Peru in the Yauyos province, approximately 12 km west of the Continental Divide. The Yauricocha property covers 18,778 hectares that straddle a 20 km strike length of the prolific Yauricocha fault, a major ore controlling structure in this part of western central Peru. The mine is at an average altitude of 4,600 meters and has been producing for more than 68 years. Ore is processed at the on-site Chumpe plant using a combination of crushing, grinding and flotation and is permitted to produce at a rate of 3,150 tpd, which we expect to increase to 3,600 tpd during 2020 upon receipt of the ITS permit. The ore is treated in two separate circuits and is extracted from three different types of deposits which include the following:

-	A polymetallic deposit, containing silver, lead, zinc, copper, and gold
-	A lead oxide deposit, containing lead, silver and gold
-	A copper oxide deposit, containing copper, silver, lead and gold

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2019
(In thousands of United States dollars, unless otherwise stated)

Yauricocha Production

A summary of contained metal production from the Yauricocha Mine for the three and nine months ended September 30, 2019 has been provided below:

	3 Months Ended			9 Months Ended
Yauricocha Production	Q3 2019	Q3 2018	% Var.	Q3 2019	Q3 2018	% Var.
Tonnes processed (mt)	307,239	283,446	8%	795,218	838,285	-5%
Daily throughput	3,511	3,239	8%	3,029	3,193	-5%

Silver grade (g/t)	66.36	58.68	13%	64.49	59.12	9%
Copper grade	1.12%	0.98%	14%	1.06%	0.94%	13%
Lead grade	1.69%	1.16%	45%	1.58%	1.23%	28%
Zinc grade	3.79%	3.65%	4%	3.59%	3.59%	0%
Gold Grade (g/t)	0.59	0.59	0%	0.58	0.58	1%

Silver recovery	81.21%	75.47%	8%	79.00%	72.92%	8%
Copper recovery	79.36%	72.55%	9%	77.68%	69.38%	12%
Lead recovery	90.51%	84.03%	8%	89.71%	83.48%	7%
Zinc recovery	87.48%	90.95%	-4%	88.25%	89.25%	-1%
Gold Recovery	22.13%	17.08%	30%	19.13%	16.44%	16%

Silver ounces (000's)	532	404	32%	1,303	1,162	12%
Copper pounds (000's)	6,012	4,428	36%	14,411	12,039	20%
Lead pounds (000's)	10,340	6,114	69%	24,857	18,993	31%
Zinc pounds (000's)	22,480	20,772	8%	55,494	59,215	-6%
Gold ounces	1,282	911	41%	2,844	2,553	11%

Zinc equivalent pounds (000's)(1)	57,166	42,854	33%	130,122	116,749	11%

(1) Silver equivalent ounces and copper and zinc equivalent pounds for Q3 2019 were calculated using the following realized prices: $17.28/oz Ag, $2.63/lb Cu, $0.94/lb Pb, $1.06/lb Zn, $1,481/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for Q3 2018 were calculated using the following realized prices: $14.85/oz Ag, $2.79/lb Cu, $0.94/lb Pb, $1.14/lb Zn, $1,206/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for 9M 2019 were calculated using the following realized prices: $15.91/oz Ag, $2.74/lb Cu, $0.91/lb Pb, $1.16/lb Zn, $1,370/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for 9M 2018 were calculated using the following realized prices: $15.99/oz Ag, $3.02/lb Cu, $/1.06lb Pb, $1.36/lb Zn, $1,279/oz Au.

The Yauricocha Mine processed a quarterly record of 307,239 tonnes during Q3 2019, representing an 8% increase compared to Q3 2018. Daily ore throughput averaged 3,511 TPD during the quarter, as efforts continue to ensure that the 24 days of production lost during the illegal strike action at Yauricocha during April and May, will not affect the annual production guidance for the mine.

The 8% increase in throughput realized at the mine during Q3 2019, as well as significantly higher head grades for all metals, except gold, and higher recoveries for all metals, except zinc, resulted in a 33% increase in zinc equivalent metal production compared to Q3 2018. The higher silver and lead head grades and silver and lead production realized during Q3 2019 was the result of increased production from the cuerpos chicos that contained higher silver and lead head grades during the quarter. Higher copper head grades resulted from the inclusion of certain copper-enriched zones at Esperanza, polymetallic ore from the Central Mine Zone, and a small inclusion of polymetallic ore from the cuerpos chicos.

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2019
(In thousands of United States dollars, unless otherwise stated)

The Mexican Operations

Bolivar Mine, Chihuahua State

The Bolivar Mine is a contiguous portion of the 15,217 hectare Bolívar Property land package within the municipality of Urique, in the Piedras Verdes mining district of Chihuahua State, Mexico. During 2012, the Company achieved its first full year of commercial production at the Piedras Verdes plant, which is located 6 kilometres from the Bolivar Mine that had an initial capacity of 1,000 tpd. In September 2013, the Piedras Verdes plant further increased its daily throughput capacity to 2,000 tpd by installing a new circuit. Production has increased incrementally during the last three quarters and we should be at the 4,250 tonnes per day level during Q4 2019.

At Bolívar during Q3 2019, 9,923 meters were drilled from surface as well as diamond drilling within the mine. 1,973 meters were drilled within the mine in the El Gallo Inferior area towards La Montura which intersected a mineralized skarn orebody of semi-massive magnetite and disseminated chalcopyrite. 7,950 meters of exploration drilling was performed from surface in the following areas: 249 meters at Bolivar West to explore the extension of Bolivar West to the Northwest. 5,300 meters of infill drilling was performed at Bolivar West to tighten drill spacing and improve resource category classification. 2,401 meters of exploration drilling were performed from 2 drill holes to explore for a previously identified porphyritic environment.

Bolivar Production

A summary of contained metal production from the Bolivar Mine for the three and nine months ended September 30, 2019 has been provided below:

	3 Months Ended			9 Months Ended
Bolivar Production	Q3 2019	Q3 2018	% Var.	Q3 2019	Q3 2018	% Var.
Tonnes processed (mt)	331,818	227,690	46%	921,263	759,106	21%
Daily throughput	3,792	2,602	46%	3,510	2,892	21%

Copper grade	0.86%	0.99%	-13%	0.85%	0.97%	-13%
Silver grade (g/t)	20.53	17.25	19%	19.36	17.23	12%
Gold grade (g/t)	0.31	0.17	85%	0.25	0.16	54%

Copper recovery	81.28%	78.30%	4%	82.35%	80.17%	3%
Silver recovery	78.99%	74.27%	6%	79.38%	77.06%	3%
Gold recovery	62.35%	68.59%	-9%	64.15%	70.49%	-9%

Copper pounds (000's)	5,115	3,898	31%	14,171	12,998	9%
Silver ounces (000's)	173	94	84%	455	324	41%
Gold ounces	2,073	911	127%	4,758	2,805	70%

Copper equivalent pounds (000's)(1)	7,420	4,790	55%	19,184	15,902	21%

(1) Silver equivalent ounces and copper and zinc equivalent pounds for Q3 2019 were calculated using the following realized prices: $17.28/oz Ag, $2.63/lb Cu, $0.94/lb Pb, $1.06/lb Zn, $1,481/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for Q3 2018 were calculated using the following realized prices: $14.85/oz Ag, $2.79/lb Cu, $0.94/lb Pb, $1.14/lb Zn, $1,206/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for 9M 2019 were calculated using the following realized prices: $15.91/oz Ag, $2.74/lb Cu, $0.91/lb Pb, $1.16/lb Zn, $1,370/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for 9M 2018 were calculated using the following realized prices: $15.99/oz Ag, $3.02/lb Cu, $/1.06lb Pb, $1.36/lb Zn, $1,279/oz Au.

The Bolivar Mine processed a quarterly record of 331,818 tonnes in Q3 2019, representing a 46% increase over Q3 2018. The average daily ore throughput realized during the quarter was approximately 3,800 TPD, and the Company expects to reach 4,250 TPD during Q4 2019. The 46% increase in throughput, and higher silver and gold head grades, and higher copper and silver recoveries resulted in a 55% increase in copper equivalent pounds produced during Q3 2019 compared to Q3 2018. This increase was achieved despite a 13% decrease in copper head grades and 9% decrease in gold recoveries. However, the Company expects copper head grades to increase modestly during Q4 2019, as more ore is sourced from Bolivar West. In Q3 2019, copper production increased by 31% to 5,115,000 pounds, silver production increased 84% to 173,000 ounces, and gold production increased 127% to 2,073 ounces compared to Q3 2018.

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2019
(In thousands of United States dollars, unless otherwise stated)

Development and infrastructure improvements continue in the effort to push ore throughput at Bolivar to 4,250 TPD during Q4 2019. Target mining areas will be the Gallo Inferior, Mina de Fierro, Chimneys, Breccias, and Gallo Superior orebodies. Infill drilling will continue on the Bolivar West and Gallo Inferior areas, while mine development will focus on the Gallo Inferior and Breccia zones. This work will allow the Company to increase the number of minable stopes available in order to increase ore throughput at the plant.

The Cusi Mine, Chihuahua

The Company’s Cusi Mine encompasses 73 concessions covering 11,977 hectares that include 12 historical mines, each located on a mineralized structure, which lie within 40 kilometers of the Malpaso Plant located in Chihuahua State, Mexico. On January 1, 2013 the Company announced that the Cusi Mine achieved commercial production.

During Q3 2019 the Company drilled 3,220 meters of infill drilling was performed within the mine. This drilling was performed to support development of the Santa Rosa de Lima vein in order to verify the ore zone and its continuity.

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2019
(In thousands of United States dollars, unless otherwise stated)

Cusi Production

A summary of contained metal production from the Cusi Mine for the three and nine months ended September 30, 2019 has been provided below:

	3 Months Ended			9 Months Ended
Cusi Production	Q3 2019	Q3 2018	% Var.	Q3 2019	Q3 2018	% Var.
Tonnes processed (mt)	70,405	55,058	28%	223,871	128,600	74%
Daily throughput	805	629	28%	853	490	74%

Silver grade (g/t)	141.47	156.27	-9%	131.39	153.35	-14%
Gold grade (g/t)	0.15	0.14	6%	0.15	0.16	-3%
Lead grade	0.14%	0.26%	-46%	0.18%	0.34%	-48%
Zinc grade	0.16%	0.32%	-50%	0.18%	0.36%	-50%

Silver recovery	84.65%	83.49%	1%	78.91%	83.45%	-5%
Gold recovery	39.57%	32.97%	20%	38.12%	38.40%	-1%
Lead recovery	78.30%	78.00%	0%	75.90%	79.54%	-5%
Zinc recovery	0.00%	0.00%	N.R.	0.00%	6.89%	-100%

Silver ounces (000's)	271	231	17%	746	529	41%
Gold ounces	135	84	62%	414	248	67%
Lead pounds (000's)	168	243	-31%	671	773	-13%
Zinc pounds (000's)	0	0	N.R.	0	71	-100%

Silver equivalent ounces (000's)(1)	292	253	15%	820	606	35%

(1) Silver equivalent ounces and copper and zinc equivalent pounds for Q3 2019 were calculated using the following realized prices: $17.28/oz Ag, $2.63/lb Cu, $0.94/lb Pb, $1.06/lb Zn, $1,481/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for Q3 2018 were calculated using the following realized prices: $14.85/oz Ag, $2.79/lb Cu, $0.94/lb Pb, $1.14/lb Zn, $1,206/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for 9M 2019 were calculated using the following realized prices: $15.91/oz Ag, $2.74/lb Cu, $0.91/lb Pb, $1.16/lb Zn, $1,370/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for 9M 2018 were calculated using the following realized prices: $15.99/oz Ag, $3.02/lb Cu, $/1.06lb Pb, $1.36/lb Zn, $1,279/oz Au.

At Cusi, ore throughput reached approximately 805 TPD during Q3 2019, and the Company continues to work towards reaching the 1,200 TPD mark during Q4 2019. The 28% increase in throughput realized during Q3 2019 resulted in a 15% increase in silver equivalent ounces produced, despite lower head grades for all metals, except gold, as we continue to develop deeper into the Santa Rosa de Lima zone which has higher silver head grades.

During Q3 2019, significant improvements were made to the crushing and grinding circuits at the Plant, as well as increasing the number of hours per day that the plant can operate. However, development was delayed due heavy rains as well as a subsidence issue in the mine, which resulted in a 16-meter pillar required to be left for stability purposes. As a result of the delayed development, lower-grade zones that were accessible were mined resulting in lower silver grades in the quarter. Studies are currently underway addressing the best way to access the ore located within the pillar. Additionally, new mine contractors arrived on-site at Cusi during October 2019, and their focus will be to increase development rates to 90 meters per month and increase stope access. The Company’s focus remains on increasing head grades by mining higher-grade ore located on the 1704 and 1720 levels of the Santa Rosa de Lima zone, which is expected to occur in November this year. Throughput was lower during Q3 2019 compared to Q2 2019 as efforts continue to reduce dilution to ensure that economic ore is provided to the plant.

Silver production of 271,000 ounces increased 17%, gold production of 135 ounces increased 62%, and lead production of 168,000 pounds decreased 31% in Q3 2019 compared to Q3 2018.

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2019
(In thousands of United States dollars, unless otherwise stated)

A revised LOM plan is nearing completion at Cusi, and we expect to have an updated NI 43-101 report completed during Q2 2020. The Company continues to increase mill feed from the Santa Rosa de Lima zone, while mining selected structures in the older part of the mine, in order to continue to ramp up to the goal of 1,200 TPD during Q4 2019.

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2019
(In thousands of United States dollars, unless otherwise stated)

Consolidated Mineral Resources

Consolidated Reserves and Resources

Reserves - Proven and Probable											Contained Metal
		Tonnes	Ag	Cu	Pb	Zn	Au	AgEq	CuEq	ZnEq	Ag	Cu	Pb	Zn	Au	AgEq	CuEq	ZnEq
		(x1000)	(g/t)	(%)	(%)	(%)	(g/t)	(g/t)	(%)	(%)	(M oz)	(M lb)	(M lb)	(M lb)	(K oz)	(M oz)	(M lb)	(M lb)
Yauricocha	Proven	1,836	47	1.08	0.84	2.59	0.64	-	-	5.78	3	44	34	105	38		-	234
	Probable	7,081	49	1.23	0.75	2.38	0.49	-	-	5.72	11	192	117	372	112		-	893
	Proven & Probable	8,917	48	1.20	0.77	2.43	0.52	-	-	5.73	14	235	151	477	150		-	1,127
Bolivar	Proven	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
	Probable	7,925	19	0.86	-	-	0.25	-	1.14	-	5	150	-	-	64	-	199	-
	Proven & Probable	7,925	19	0.86	-	-	0.25	-	1.14	-	5	150	-	-	64	-	199	-
Total	Proven & Probable	16,842	34	1.04	0.41	1.29	0.39				19	386	151	477	213

Resources - Measured and Indicated											Contained Metal
		Tonnes	Ag	Cu	Pb	Zn	Au	AgEq	CuEq	ZnEq	Ag	Cu	Pb	Zn	Au	AgEq	CuEq	ZnEq
		(x1000)	(g/t)	(%)	(%)	(%)	(g/t)	(g/t)	(%)	(%)	(M oz)	(M lb)	(M lb)	(M lb)	(K oz)	(M oz)	(M lb)	(M lb)
Yauricocha	Measured	3,094	70	1.72	1.23	3.20	0.79	-	-	8.06	7	117	84	219	78	-	-	550
	Indicated	10,112	60	1.46	0.83	2.67	0.60	-	-	6.63	19	326	185	595	196	-	-	1,478
	Measured & Indicated	13,206	62	1.52	0.92	2.79	0.65	-	-	6.97	26	444	269	813	274	-	-	2,028
Bolivar	Measured	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
	Indicated	13,267	23	1.04	-	-	0.30	-	1.37	-	10	304	-	-	128	-	402	-
	Measured & Indicated	13,267	23	1.04	-	-	0.30	-	1.37	-	10	304	-	-	128	-	402	-
Cusi	Measured	362	225	-	0.55	0.68	0.13	269	-	-	3	-	4	5	2	3	-	-
	Indicated	4,195	217	-	0.64	0.66	0.21	267	-	-	29	-	59	61	28	36	-	-
	Measured & Indicated	4,557	218	-	0.63	0.66	0.20	267	-	-	32	-	64	66	30	39	-	-
Total	Measured & Indicated	31,030	68	1.09	0.49	1.29	0.43				68	748	333	880	432

Resources - Inferred											Contained Metal
		Tonnes	Ag	Cu	Pb	Zn	Au	AgEq	CuEq	ZnEq	Ag	Cu	Pb	Zn	Au	AgEq	CuEq	ZnEq
		(x1000)	(g/t)	(%)	(%)	(%)	(g/t)	(g/t)	(%)	(%)	(M oz)	(M lb)	(M lb)	(M lb)	(K oz)	(M oz)	(M lb)	(M lb)
Yauricocha		6,632	43	1.19	0.47	2.16	0.55	-	-	5.15	9	175	68	315	117	-	-	753
Bolivar		8,012	22	0.96	-	-	0.42	-	1.35	-	6	170	-	-	108	-	238	-
Cusi		1,633	158	-	0.54	0.84	0.16	207	-	-	8	-	19	30	8	11	-	-
Total	Inferred	16,277	44	0.96	0.24	0.96	0.45				23	344	87	345	234

Notes:

1.	The effective date of the Yauricocha mineral reserve and resource estimate is July 31, 2017. Details of the estimate are provided in a NI 43-101 technical report filed on SEDAR on November 10, 2017. Zinc equivalency is based on the following metal price assumptions: US$17.80/oz Ag, US$2.60/lb Cu, US$1.01/lb Pb, US$1.25/lb Zn and US$1,255/oz Au. Metallurgical recovery assumptions are variable between mineralization types, and are based on actual plant data for 2017. They range (where recovered) from 28-67% Ag, 39-65% Cu, 66-85% Pb, 89% Zn, 16-54% Au. The equivalency expression is designed to present an in-situ zinc equivalent, considering the recovered value of the other metals expressed in the value of zinc percent.

•	The equation is: ZnEq = ((Ag*Ag$*Agrec)+(Cu*Cu$*Curec)+(Pb*Pb$*Pbrec)+(Zn*Zn$*Znrec)+(Au*Au$*Aurec)) / (Zn$*Znrec).

2.	The effective date of the Bolivar mineral reserve and resource estimate is October 31, 2017. Details of the estimate are provided in the Company’s May 22, 2018 press releases and a NI 43-101 technical report will be filed on SEDAR within 45 days of the May 22, 2018 press release. Measured, Indicated and Inferred Resources include Proven and Probable Reserves. Copper equivalent is based on the following metal prices: US$18.25/oz Ag, US3.00/lb Cu and US$1,291 Au. Totals for Proven and Probable are diluted for internal waste. Metallurgical recovery assumptions are based on actual plant data for 2017 and are 78% Ag, 83% Cu, and 64% Au. The equivalency expression is designed to present an in-situ copper equivalent, considering the recovered value of the other metals expressed in the value of copper percent.

•	The equation is: CuEq = ((Ag*Ag$*Agrec)+(Cu*Cu$*Curec)+(Au*Au$*Aurec)) / (Cu$*Curec).

3.	The effective date of the Cusi mineral resource estimate is Aug 31, 2017. Details of the estimate are provided in a NI 43-101 technical report filed on SEDAR on February 12, 2018. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Silver equivalency is based on the following metal price assumptions: US$18.30/oz Ag, US$0.93/lb Pb, US$1.15/lb Zn and US$1,283/oz Au. Based on the historical production information for Cusi, the metallurgical recovery assumptions are 84% Ag, 86% Pb, 51% Zn, 57% Au. The equivalency expression is designed to present an in-situ silver equivalent, considering the recovered value of the other metals expressed in the value of silver g/t.

•	The equation is: AgEq = ((Ag*Ag$*Agrec)+(Pb*Pb$*Pbrec)+(Zn*Zn$*Znrec)+(Au*Au$*Aurec)) / (Ag$*Agrec).

Sierra Metals Inc.
Management's Discussion and Analysis
For the three and nine months ended September 30, 2019
(In thousands of United States dollars, unless otherwise stated)

6.	SUMMARIZED FINANCIAL RESULTS

Nine months ended September 30, 2019 (compared to the nine months ended September 30, 2018)

Net income (loss) attributable to shareholders for 9M 2019 was $(0.1) million (9M 2018: $21.5 million) or $(0.00) per share (basic and diluted) (9M 2018: $0.13). The major differences between these periods are explained below.

Revenues

Revenue from metals payable at the Yauricocha Mine in Peru of $113.8 million for 9M 2019 decreased by 12% compared to $129.5 million of revenues in 9M 2018. The decrease in revenues for 9M 2019 compared to 9M 2018 was due to a 5% decrease in tonnes processed due to the illegal strike action initiated by members of the Union of the Mine and Metallurgical Workers of Minera Corona on March 19, 2019. This illegal strike was resolved on April 12, 2019, however, resulted in a total of 24 days of lost production during March and April 2019. Lower revenues were also affected by the decreases in the prices of silver (1%), copper (9%), zinc (15%), and lead (14%), and higher treatment and refining charges incurred on our zinc concentrate. This was partially offset by higher head grades and recoveries for all metals, except zinc.

Revenue from metals payable in Mexico were $50.6 million for 9M 2019 compared to $47.9 million in 9M 2018. Revenues increased by 6% in Mexico during 9M 2019 as a result of the higher throughput at both mines, as well as the higher silver and gold head grades, and higher copper and silver recoveries at Bolivar. This was partially offset by the decreases in the prices of silver (1%) and copper (9%), and lower head grades and recoveries of all metals at Cusi.

Revenue from metals payable at the Bolivar Mine were $40.7 million for 9M 2019 compared to $40.5 million in 9M 2018. Despite a 21% increase in throughput, and increases in silver and gold head grades and copper and silver recoveries during 9M 2019, the 13% decline in copper head grades, 9% decrease in copper prices, and increase in treatment and refining charges, offset the 21% increase in copper equivalent production and resulted in revenues being flat for 9M 2019 compared to 9M 2018. Development and infrastructure improvements continue in the effort to push ore throughput at Bolivar to 4,250 TPD during Q4 2019.

Revenue from metals payable at the Cusi Mine for 9M 2019 were $9.9 million compared to $7.4 million in 9M 2018. The 74% increase in throughput realized during 9M 2019 resulted in a 35% increase in silver equivalent ounces produced, despite lower head grades and recoveries for all metals as we continue to develop deeper into the Santa Rosa de Lima zone which has higher head grades. However, the concentrate inventory built-up during the first six months of the year was sold during Q3 2019 as it was blended with higher grade ore. The significant increase in the silver price during Q3 2019 contributed to the 33% increase in revenues during 9M 2019 as the concentrate inventory built-up during H1 2019 was all able to be sold during Q3 at higher silver prices. Inventory levels have returned back to normal at the end of Q3 2019. The Company’s focus remains on increasing head grades by mining higher-grade ore located on the 1704 and 1720 levels of the Santa Rosa de Lima zone, which is expected to occur in November this year. A revised LOM plan is nearing completion at Cusi, and we expect to have an updated NI 43-101 report completed during Q2 2020.

Sierra Metals Inc.
Management's Discussion and Analysis
For the three and nine months ended September 30, 2019
(In thousands of United States dollars, unless otherwise stated)

The following table shows the Company’s realized selling prices for the last seven quarters:

Realized Metal Prices	2019			2018
(In US dollars)	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Silver (oz)	$17.28	$14.88	$15.57	$14.63	$14.85	$16.36	$16.75
Copper (lb)	$2.63	$2.75	$2.85	$2.77	$2.79	$3.12	$3.14
Lead (lb)	$0.94	$0.85	$0.94	$0.89	$0.94	$1.09	$1.15
Zinc (lb)	$1.06	$1.20	$1.23	$1.16	$1.14	$1.38	$1.56
Gold (oz)	$1,481	$1,323	$1,305	$1,238	$1,206	$1,296	$1,334

Yauricocha’s cost of sales per zinc equivalent payable pound was $0.50 (9M 2018 - $0.56), cash cost per zinc equivalent payable pound was $0.46 (9M 2018 - $0.52), and AISC per zinc equivalent payable pound of $0.77 (9M 2018 - $0.73). The increase in the AISC per zinc equivalent payable pound for 9M 2019 compared to the same period in 2018 was due to the increase in treatment and refining charges for the zinc concentrate produced, higher sustaining capital expenditures, and higher general and administrative costs. These cost increases were partially offset by the increase in zinc equivalent payable pounds as the Company realized higher head grades and recoveries for all metals, except zinc recoveries.

Bolivar’s cost of sales per copper equivalent payable pound was $1.89 (9M 2018 - $1.61), cash cost per copper equivalent payable pound was $1.62 (9M 2018 - $1.36), and AISC per copper equivalent payable pound was $2.84 (9M 2018 - $2.06) for 9M 2019 compared to 9M 2018. The increase in the AISC per copper equivalent payable pound was due to higher labour and contractor costs incurred related to stope and ramp development within the mine required to increase throughput to the 4,000 tpd level. Additionally, sustaining capital expenditures were $8.3 million higher in 9M 2019 compared to 9M 2018 and related to the purchase of mining equipment, mine development costs, exploration drilling within the mine, and plant improvements required to produce 4,000 tpd. The Company has considered these costs sustaining capital expenditures, even though the majority of the plant improvement costs are one-time costs required to process the tonnage increases we expect to achieve during Q4 2019.

Cusi’s cost of sales per silver equivalent payable ounce was $11.18 (9M 2018 - $8.32), cash cost per silver equivalent payable ounce was $17.62 (9M 2018 - $14.68), and AISC per silver equivalent payable ounce was $26.22 (9M 2018 - $21.72) for 9M 2019 compared to 9M 2018. AISC per silver equivalent payable ounce increased due to higher sustaining capital expenditures incurred due to investments made in the concentrator plant in order to increase throughput to 1,200 tpd during Q4 2019.

Non-cash depletion, depreciation and amortization

The Company recorded total non-cash depletion, depreciation and amortization expense for 9M 2019 of $26.9 million compared to $23.4 million for the same period in 2018.

A large component of the net income for every period is the non-cash depletion charge in Peru, which was $7.7 million for 9M 2019 (9M 2018: $8.0 million). The non-cash depletion charge is based on the aggregate fair value of the Yauricocha mineral property at the date of acquisition of Corona of $371.0 million amortized over the total proven and probable reserves of the mine.

Sierra Metals Inc.
Management's Discussion and Analysis
For the three and nine months ended September 30, 2019
(In thousands of United States dollars, unless otherwise stated)

General and Administrative Expenses

The Company incurred general and administrative expenses of $14.3 million in 9M 2019 compared to $14.0 million in 9M 2018. General and administrative costs have increased over the past two years as they include additional payroll costs related to the strengthening of the corporate teams in Peru and Mexico by adding professionals with experience in projects and metallurgy, planning and scoping, organization restructuring, as well as continuous improvement capabilities.

Adjusted EBITDA (1)

The Company recorded adjusted EBITDA of $46.2 million during 9M 2019 (9M 2018: $74.5 million) which was comprised of $45.2 million (9M 2018: $64.6 million) from the Peruvian operations and $4.5 million (9M 2018: $13.1 million) from the operations in Mexico. The decrease in adjusted EBITDA is due to the decrease in prices of all metals, except gold, and the increase in labour and administrative costs discussed previously. Adjusted EBITDA is a non-IFRS measure that represents an indication of the Company’s continuing capacity to generate earnings from operations before taking into account management’s financing decisions and costs of consuming capital assets, which vary according to their vintage, technological currency, and management’s estimate of their useful life. Adjusted EBITDA comprises revenue less operating expenses before interest expense (income), property, plant and equipment amortization and depletion, foreign exchange variations, non-recurring provisions, share-based payments expense, and income taxes. The Company considers cash flow before movements in working capital to be the IFRS performance measure that is most closely comparable to adjusted EBITDA.

Income taxes

The Company recorded current tax expense of $12.2 million for 9M 2019 compared to $20.1 million in 9M 2018. The decrease was the result of the lower taxable income generated in Peru during 9M 2019 compared to 9M 2018.

During 9M 2019, the Company recorded a deferred tax recovery of $1.5 million compared to a $0.4 million deferred tax recovery in 9M 2018. The main driver for the Company’s consolidated deferred tax recovery is the non-cash recovery associated with the acquisition of Corona.

Adjusted net income attributable to shareholders (1)

Adjusted net income attributable to shareholders (1) of $6.6 million, or $0.04 per share, for 9M 2019 was lower than the adjusted net income of $28.2 million, or $0.17 per share for 9M 2018. Adjusted net income is defined by management as the net income attributable to shareholders shown in the condensed interim consolidated statements of income excluding the non-cash depletion charge due to the acquisition of Corona, the corresponding deferred income tax recovery, and certain non-recurring or non-cash items. Accordingly, management considers this metric to be more meaningful to measure the Company’s profitability than net income as it adjusts for specific non-cash items.

Sierra Metals Inc.
Management's Discussion and Analysis
For the three and nine months ended September 30, 2019
(In thousands of United States dollars, unless otherwise stated)

Other Comprehensive Income

Other comprehensive income (“OCI”) for 9M 2019 was $3.6 million compared to OCI of $27.0 million in 9M 2018. OCI includes a foreign currency gain of $0.2 million for 9M 2019 (9M 2018: $(0.5) million).

(1) This is a non-IFRS performance measure, see non-IFRS Performance Measures section of this MD&A.

The following tables display selected quarterly financial results detailed by operating segment:

	Peru	Mexico	Mexico	Canada
	Yauricocha Mine	Bolivar Mine	Cusi Mine	Corporate	Total
Nine months ended September 30, 2019	$	$	$	$	$

Revenue (1)	113,752	40,713	9,939	-	164,404

Production cost of sales	(58,210)	(31,530)	(7,882)	-	(97,622)
Depletion of mineral property	(10,413)	(2,488)	(622)	-	(13,523)
Depreciation and amortization of property, plant and equipment	(4,821)	(6,626)	(1,692)	-	(13,139)
Cost of sales	(73,444)	(40,644)	(10,196)	-	(124,284)

Gross profit (loss) from mining operations	40,308	69	(257)	-	40,120

Net income (loss) from operations	15,600	(5,709)	(1,692)	(4,798)	3,401

Adjusted EBITDA	45,215	3,495	1,001	(3,558)	46,153

(1) Includes provisional pricing adjustments of: $671 for Yauricocha, $(12) for Bolivar, and $(4) for Cusi.

	Peru	Mexico	Mexico	Canada
	Yauricocha Mine	Bolivar Mine	Cusi Mine	Corporate	Total
Three months ended September 30, 2019	$	$	$	$	$

Revenue (1)	44,427	14,675	5,449	-	64,551

Production cost of sales	(20,753)	(11,536)	(3,493)	-	(35,782)
Depletion of mineral property	(3,861)	(773)	(245)	-	(4,879)
Depreciation and amortization of property, plant and equipment	(2,385)	(2,417)	(768)	-	(5,570)
Cost of sales	(26,999)	(14,726)	(4,506)	-	(46,231)

Gross profit (loss) from mining operations	17,428	(51)	943	-	18,320

Net income (loss) from operations	6,592	(2,492)	448	(1,316)	3,232

Adjusted EBITDA	20,284	863	1,463	(1,056)	21,554

(1) Includes provisional pricing adjustments of: $(5) for Yauricocha, $117 for Bolivar, and $13 for Cusi.

Sierra Metals Inc.
Management's Discussion and Analysis
For the three and nine months ended September 30, 2019
(In thousands of United States dollars, unless otherwise stated)

	Peru	Mexico	Mexico	Canada
	Yauricocha Mine	Bolivar Mine	Cusi Mine	Corporate	Total
Nine months ended September 30, 2018	$	$		$	$

Revenue (1)	129,474	40,459	7,419	-	177,352

Production cost of sales	(55,646)	(23,417)	(5,140)	-	(84,203)
Depletion of mineral property	(9,660)	(2,266)	(498)	-	(12,424)
Depreciation and amortization of property, plant and equipment	(3,495)	(6,154)	(1,351)	-	(11,000)
Cost of sales	(68,801)	(31,837)	(6,989)	-	(107,627)

Gross profit from mining operations	60,673	8,622	430	-	69,725

Net income (loss) from operations	30,370	1,468	(402)	(3,980)	27,456

Adjusted EBITDA	64,556	10,921	2,156	(3,140)	74,493

(1) Includes provisional pricing adjustments of: $1,289 for Yauricocha, $(190) for Bolivar, and $(45) for Cusi.

	Peru	Mexico	Mexico	Canada
	Yauricocha Mine	Bolivar Mine	Cusi Mine	Corporate	Total
Three months ended September 30, 2018	$	$		$	$

Revenue (1)	38,121	11,929	2,906	-	52,956

Production cost of sales	(17,755)	(9,370)	(1,727)	-	(28,852)
Depletion of mineral property	(3,271)	(527)	(117)	-	(3,915)
Depreciation and amortization of property, plant and equipment	(1,208)	(2,339)	(514)	-	(4,061)
Cost of sales	(22,234)	(12,236)	(2,358)	-	(36,828)

Gross profit (loss) from mining operations	15,887	(307)	548	-	16,128

Net income (loss) from operations	7,062	(2,899)	664	(1,430)	3,397

Adjusted EBITDA	16,979	380	1,749	(896)	18,212

(1) Includes provisional pricing adjustments of: $(101) for Yauricocha, $(70) for Bolivar, and $(24) for Cusi.

Cash Flows

Cash flow generated from operations before movements in working capital of $46.4 million for 9M 2019 decreased compared to $75.0 million in 9M 2018. The decrease in operating cash flow is mainly the result of lower revenues generated and lower gross margins realized.

Net cash flow of $(41.2) million (9M 2018: $(34.1) million) used in investing activities during 9M 2019 consists of development costs, equipment purchases, plant improvement expenditures required to meet throughput increases, expenditures on shafts and ventilation, and the purchase of the Cusi royalty.

Sierra Metals Inc.
Management's Discussion and Analysis
For the three and nine months ended September 30, 2019
(In thousands of United States dollars, unless otherwise stated)

A breakdown of the Company’s capital expenditures of $41.2 million during the nine months ended September 30, 2019 is presented below:

9M 2019 Capital Expenditures by Mine
($ Millions)	Yauricocha	Bolivar	Cusi	Total
Expenditure
Exploration	$-	$1.00	$0.90	$1.90
Development	$2.78	$3.20	$-	$5.98
Investment in Equipment	$1.65	$1.60	$1.20	$4.45
Mascota Shaft / Central Shaft	$0.30	$-	$-	$0.30
Concentrator Plant Improvements	$0.60	$4.90	$2.39	$7.89
Ventilation	$1.60	$-	$-	$1.60
Environmental works	$0.30	$-	$-	$0.30
Other	$0.10	$-	$-	$0.10
Drilling Exploration to increase production	$2.30	$0.70	$-	$3.00
Development to increase production	$-	$0.71	$2.30	$3.01
Yauricocha Shaft	$4.60	$-	$-	$4.60
Ramp Lv 720 Mascota - Esperanza	$0.22	$-	$-	$0.22
Mine Camp	$0.90	$-	$-	$0.90
Purchase of royalty	$-	$-	$4.00	$4.00
Tailings dam	$1.25	$0.70	$1.00	$2.95
	$16.60	$12.81	$11.79	$41.20

Net cash flow of $37.9 million (9M 2018: $(9.8) million) from (used in) financing activities for 9M 2019 consists of $(56.2) million (9M 2018: $(15.4) million) in repayments of loans and credit facilities, $(1.8) million of share repurchases (9M 2018: $Nil), $(3.3) million (9M 2018: $(2.1) million) in interest paid on loans and credit facilities, with no dividends being paid to non-controlling interest shareholders (9M 2018: $(2.3) million). This was offset by proceeds received from the issuance of credit facilities of $99.2 million during 9M 2019 (9M 2018: $10.0 million).

7.	QUARTERLY FINANCIAL REVIEW

The following table displays selected results from the eight most recent quarters:

	2019			2018				2017
(In thousands of United States dollars, except per share amounts)	Sep-30	Jun-30	Mar-31	Dec-31	Sep-30	Jun-30	Mar-31	Dec-31
Revenues	64,551	50,673	49,180	55,019	52,956	62,721	61,675	51,170
Adjusted EBITDA	21,554	12,558	12,041	15,263	18,212	28,878	27,403	19,208
Adjusted net income attributable to shareholders	4,115	1,645	886	783	4,482	12,557	11,187	3,241
Net income (loss) attributable to shareholders	1,779	(158)	(1,724)	(2,654)	1,922	10,843	8,703	2,118

Basic and diluted earnings (loss) per share ($)	0.01	0.00	(0.01)	(0.01)	0.01	0.07	0.05	0.01

Sierra Metals Inc.
Management's Discussion and Analysis
For the three and nine months ended September 30, 2019
(In thousands of United States dollars, unless otherwise stated)

Three months ended September 30, 2019 (compared to the three months ended September 30, 2018)

Net income attributable to shareholders for Q3 2019 was $1.8 million, or $0.01 per share (basic and diluted), compared to net income of $1.9 million, or $0.01 per share (basic and diluted) for the same period in 2018. The major differences between these periods are explained below.

Revenues

Revenues from metals payable from the Yauricocha Mine in Peru were $44.4 million for Q3 2019 compared to $38.1 million in Q3 2018. The increase in revenues for Q3 2019 compared to the same period in 2018 was due to an 8% decrease in tonnes processed, high head grades and recoveries for all metals, except zinc recoveries, and higher prices realized for silver (16%) and gold (23%). This was partially offset by lower prices realized for copper (6%) and zinc (7%), and higher treatment and refining charges incurred on the zinc concentrate sold.

Revenue from metals payable in Mexico were $20.1 million for Q3 2019, compared to $14.8 million for the same period in 2018. Revenues in Mexico increased as a result of the 46% increase in throughput, and higher silver and gold head grades, and higher copper and silver recoveries at Bolivar; and the 28% increase in throughput, higher gold head grades and silver and gold recoveries, higher silver prices, and the sale of concentrate inventory built-up during H1 2019 at Cusi.

Revenues generated at the Bolivar Mine for Q3 2019 were $14.7 million, compared to $11.9 million for the same period in 2018. The increase in revenues was a result of the 46% increase in throughput, higher silver and gold head grades, higher copper and silver recoveries, and higher realized metal prices for silver (16%) and gold (23%). This was partially offset by a 13% decrease in copper head grades, and a 6% decrease in the realized price of copper during the quarter.

Revenues generated at the Cusi Mine for Q3 2019 were $5.4 million compared to $2.9 million for Q3 2018. The increase in revenue was the result of the 28% increase in throughput, higher gold head grades, higher silver and gold recoveries, higher realized metal prices for silver (16%) and gold (23%), and the sale during Q3 of the concentrate inventory built-up during H1 2019. The significant increase in the silver price during Q3 2019 contributed significantly to the increase in revenues during as the concentrate inventory built-up during H1 2019 able to be sold during Q3 at these higher silver prices.

Yauricocha’s cost of sales per zinc equivalent payable pound was $0.42 (Q3 2018 - $0.51), cash cost per zinc equivalent payable pound was $0.38 (Q3 2018 - $0.48), and AISC per zinc equivalent payable pound of $0.66 (Q3 2018 - $0.68). The decrease in the AISC per zinc equivalent payable pound for Q3 2019 compared to Q3 2018 was due to the increase in throughput, and head grades and recoveries of all metals, except zinc recoveries, which resulted in an increase in zinc equivalent payable pounds. This was partially offset by higher labour costs, higher treatment and refining charges, higher general and administrative costs, and an increase in sustaining capital expenditures.

Bolivar’s cost of sales per copper equivalent payable pound was $1.86 (Q3 2018 - $2.00), cash cost per copper equivalent payable pound was $1.40 (Q3 2018 - $1.68), and AISC per copper equivalent payable pound was $2.53 (Q3 2018 - $2.35) for Q3 2019 compared to Q3 2018. The increase in the AISC per copper equivalent payable pound was due to higher labour and contractor costs incurred related to stope and ramp development within the mine required to increase throughput to the 4,250 tpd level. The majority of these costs are included in opex. Additionally, sustaining capital expenditures were $2.7 million higher in Q3 2019 compared to Q3 2018 and related to the purchase of mining equipment, mine development costs, exploration drilling within the mine, and plant improvements. This was partially offset by the 46% increase in throughput which resulted in a 34% in copper equivalent payable pounds.

Sierra Metals Inc.
Management's Discussion and Analysis
For the three and nine months ended September 30, 2019
(In thousands of United States dollars, unless otherwise stated)

Cusi’s cost of sales per silver equivalent payable ounce was $10.10 (Q3 2018 - $7.44), cash cost per silver equivalent payable ounce was $18.77 (Q3 2018 - $14.11), and AISC per silver equivalent payable ounce was $24.60 (Q3 2018 - $19.09) for Q3 2019 compared to Q3 2018. AISC per silver equivalent payable ounce increased due to higher treatment and refining charges incurred as well as higher sustaining capital expenditures from an unexpected ground subsidence event which has rectified by leaving a wider support pillar. This required further mine development in the deeper zones, but which have the benefit of higher grades.

Non-cash depletion, depreciation and amortization

The Company recorded total non-cash depletion, depreciation and amortization expense for Q3 2019 of $10.6 million compared to $7.9 million for the same period in 2018.

A large component of the non-cash depletion, depreciation and amortization expense is the depletion charge on the acquisition of Corona of $2.9 million for Q3 2019 compared to $2.6 million for the same period in 2018. The non-cash depletion charge is based on the aggregate fair value of the Yauricocha mineral property at the date of acquisition of Corona of $371.0 million amortized over the total proven and probable reserves of the mine.

General and Administrative Expenses

The Company incurred general and administrative expenses of $4.9 million for Q3 2019 compared to $4.4 million for Q3 2018. General and administrative costs increased in Q3 2019 due to higher labour costs and severance payouts in Peru.

Adjusted EBITDA

Adjusted EBITDA(1) of $21.6 million for Q3 2019 increased by 18% compared to $18.2 million in Q3 2018. The increase in adjusted EBITDA in Q3 2019 was due to the increase in revenues realized at all three mines, discussed previously.

Income taxes

The Company recorded current tax expense of $5.8 million for Q3 2019 compared to $5.1 million in Q3 2018 and the increase was the result of the higher taxable income generated in Peru during Q3 2019 compared to Q3 2018.

During Q3 2019, the Company recorded a deferred tax recovery of $0.3 million compared to a deferred tax expense of $0.01 million in Q3 2018. The main driver for the Company’s consolidated deferred tax recovery is the non-cash recovery associated with the acquisition of Corona which has decreased year over year in line with the non-cash depletion charge mentioned previously.

Sierra Metals Inc.
Management's Discussion and Analysis
For the three and nine months ended September 30, 2019
(In thousands of United States dollars, unless otherwise stated)

Adjusted net income attributable to shareholders

The Company recorded an adjusted net income of $4.1 million for Q3 2019 compared to $4.5 million for Q3 2018. Adjusted net income is defined by management as the net income attributable to shareholders shown in the condensed interim consolidated statements of income excluding the non-cash depletion charge due to the acquisition of Corona, the corresponding deferred income tax recovery, and certain non-recurring or non-cash items. Accordingly, management considers this metric to be more meaningful to measure the Company’s profitability than net income as it adjusts for specific non-cash items.

Other Comprehensive Income (Loss)

OCI for Q3 2019 was $3.0 million compared to OCI of $3.8 million for the same period in 2018. OCI includes a foreign currency loss of $(0.2) million in Q3 2019 (Q3 2018: $0.5 million). The unrealized foreign currency translation loss was caused by the weakening of the Canadian dollar relative to the US dollar during the quarter, which resulted in a foreign exchange loss on the translation of the Canadian dollar net assets into the Company’s US dollar presentation currency.

8.	LIQUIDITY AND CAPITAL RESOURCES

Financial Condition Review

The following table provides a comparison of key elements of Sierra’s balance sheet as at September 30, 2019 and December 31, 2018:

(000's)	September 30, 2019	December 31, 2018
Cash and cash equivalents	$40,434	$21,832
Working capital	$50,932	$(8,290)
Total assets	$401,531	$356,441

Debt (net of financing fees)	$99,262	$56,253
Total liabilities	$195,721	$152,836

Equity attributable to owners of the Company	$172,056	$173,355

Cash and cash equivalents of $40.4 million and working capital of $50.9 million as at September 30, 2019 compared to $21.8 million and $(8.3) million, respectively, at the end of 2018. The increase in working capital was due to the Company drawing down the remainder of the Senior Secured Corporate Credit Facility during the second quarter. Cash and cash equivalents have increased by $18.6 million during 9M 2019 due to $21.9 million of operating cash flows, and $99.2 million drawn down from the Senior Secured Corporate Facility, being partially offset by capital expenditures incurred in Mexico and Peru of $(41.2) million, $(1.8) million of share repurchases, and repayments of loans, credit facilities and interest of $(59.5) million.

Trade and other receivables as at September 30, 2019 include $8.7 million (December 31, 2018 - $5.8 million) of Mexican value-added tax (“VAT”) receivables. The Company expects to collect or offset the VAT balance against 2019 VAT payables. Amounts included in trade and other receivables are current and the Company has no allowance for doubtful accounts as at September 30, 2019.

Sierra Metals Inc.
Management's Discussion and Analysis
For the three and nine months ended September 30, 2019
(In thousands of United States dollars, unless otherwise stated)

Sierra’s outstanding loan and credit facilities are shown below:

	Balance Outstanding
(000's)	Limit	September 30, 2019	December 31, 2018
Dia Bras Peru loan with BCP (Corona Acquisition)(1)	$-	$-	$34,596
Senior Secured Corporate Facility with BCP(2)	$100,000	$99,262	$-
DBP revolving credit facility with BCP(3)	$-	$-	$15,000
Corona Notes payable to BBVA Banco Continental(4)	$-	$-	$5,000
FIFOMI working capital facility	$-	$-	$1,657
Total Debt		$99,262	$56,253

Less cash balances		$40,434	$21,832
Net Debt		$58,828	$34,421

(1 – 4) See condensed interim consolidated financial statements as at September 30, 2019 for details of each loan and credit facility.

Outstanding shares

The authorized share capital at September 30, 2019 was an unlimited number of common shares without par value. As at November 13, 2019, the Company had 162.3 million shares issued and outstanding (December 31, 2018 – 163.4 million shares issued and outstanding).

As at September 30, 2019, there were 1,709,875 RSUs outstanding at a weighted average fair value of C$2.35.

As at November 13, 2019 there are 1,709,875 RSU’s outstanding at a weighted average fair value of C$2.35.

9.	safety, health and environment

Sierra Metals is fully committed to disciplined and responsible growth and has Safety and Health and Environmental Policies in place to support this commitment. The Company’s corporate responsibility objectives are to prevent pollution, minimize the impact operations may cause to the environment and practice progressive rehabilitation of areas impacted by its activities. The Company aims to operate in a socially responsible and sustainable manner, and to follow international guidelines in Mexico and Peru. The Company focuses on social programs with the local communities in Mexico and Peru on an ongoing basis.

10.	OTHER RISKS AND UNCERTAINTIES

Claims and Legal Proceedings

The Company is subject to various claims and legal proceedings covering a wide range of matters that arise in the normal course of business. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavorably to the Company. The Company carries liability insurance coverage and will establish accruals and provisions for matters that are probable and can be reasonably estimated. In addition, the Company may be involved in disputes with other parties in the future which may result in a significant impact on our financial condition, cash flow and results of operations.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2019

(In thousands of United States dollars, unless otherwise stated)

The claims associated with the Company’s Mexican operations are discussed in detail below:

a)	In October 2009, Polo y Ron Minerals, S.A. de C.V. (“P&R”) sued the Company and one of its subsidiaries, Dia Bras Mexicana S.A. de C.V. (“DBM”). P&R claimed damages for the cancellation of an option agreement (the “Option Agreement”) regarding the San Jose properties in Chihuahua, Mexico (the “San Jose Properties”). The San Jose Properties are not located in any areas where DBM currently operates, nor are these properties included in any resource estimates of the Company. The Company believes that it has complied with all of its obligations pertaining to the Option Agreement. In October 2011, the 8th Civil Court of the Judicial District of Morelos in Chihuahua issued a resolution that absolved the Company from the claims brought against it by P&R on the basis that P&R did not provide evidence to support any of its claims. P&R appealed this resolution to the State Court, which overruled the previous resolution and ordered the Company to: (i) transfer to P&R 17 mining concessions from the Company’s Bolivar project, including the mining concessions where both mine operations and mineral reserves are located; and (ii) pay $423 to P&R; the Company was not appropriately notified of this resolution. In February 2013, a Federal Court in the State of Chihuahua granted the Company a temporary suspension of the adverse resolution issued by the State Court of Chihuahua, Mexico. In July 2014, a Federal Court in the State of Chihuahua ordered that the Company was entitled to receive proper notice of the adverse resolution previously issued by the State Court of Chihuahua. This allows the Company to proceed with its appeal (writ of “amparo”) of the State Court’s previous resolution. The adverse resolution has been temporarily suspended since March 2013, which suspension will remain in place pending the writ of amparo. The amparo is being heard in Federal Court and will challenge the State Court’s ruling. The Federal Court’s verdict in the amparo will be final and non-appealable. The Company continues to vigorously defend its position by applying the proper legal resources necessary to defend its position. On February 12, 2016, The Second Federal Collegiate Court of Civil and Labor Matters, of the Seventeenth circuit in the State of Chihuahua, ("the Federal Court") issued a new judgment ruling that the State Court lacked jurisdiction to rule on issues concerning mining titles, and that no previous rulings by the State Court against the Company shall stand. They ordered the cancellation of the previous adverse resolution by the state Court. The Company will continue to vigorously defend this claim. Sierra Metals continues to believe that the original claim is without merit.

b)	In 2009, a personal action was filed in Mexico against DBM by an individual, Ambrosio Bencomo Muñoz as administrator of the intestate succession of Ambrosio Bencomo Casavantes y Jesus Jose Bencomo Muñoz, claiming the annulment and revocation of the purchase agreement of two mining concessions, Bolívar III and IV between Minera Senda de Plata S.A. de C.V. and Ambrosio Bencomo Casavantes, and with this, the nullity of purchase agreement between DBM and Minera Senda de Plata S.A. de C.V. In June 2011, the Sixth Civil Court of Chihuahua, Mexico, ruled that the claim was unfounded and dismissed the case, the plaintiff appealed to the State Court. The process is in the appealing court. The Company will continue to vigorously defend this action and is confident that the claim is of no merit.

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2019
(In thousands of United States dollars, unless otherwise stated)

11.	NON-IFRS PERFORMANCE MEASURES

The non-IFRS performance measures presented do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be directly comparable to similar measures presented by other issuers.

Non-IFRS reconciliation of adjusted EBITDA

EBITDA is a non-IFRS measure that represents an indication of the Company’s continuing capacity to generate earnings from operations before taking into account management’s financing decisions and costs of consuming capital assets, which vary according to their vintage, technological currency, and management’s estimate of their useful life. EBITDA comprises revenue less operating expenses before interest expense (income), property, plant and equipment amortization and depletion, and income taxes. Adjusted EBITDA has been included in this document. Under IFRS, entities must reflect in compensation expense the cost of share-based payments. In the Company’s circumstances, share-based payments involve a significant accrual of amounts that will not be settled in cash but are settled by the issuance of shares in exchange for cash. As such, the Company has made an entity specific adjustment to EBITDA for these expenses. The Company has also made an entity-specific adjustment to the foreign currency exchange (gain)/loss. The Company considers cash flow before movements in working capital to be the IFRS performance measure that is most closely comparable to adjusted EBITDA.

The following table provides a reconciliation of adjusted EBITDA to the condensed interim consolidated financial statements for the three and nine months ended September 30, 2019 and 2018:

	Three Months Ended		Nine Months Ended
(In thousands of United States dollars)	September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2018

Net income (loss)	$3,232	$3,397	$3,401	$27,456

Adjusted for:
Depletion and depreciation	10,593	7,901	26,907	23,390
Interest expense and other finance costs	1,417	1,019	3,710	2,579
Interest income	(285)	(29)	(304)	(109)
Share-based payments	138	414	821	1,196
Foreign currency exchange and other provisions	338	403	917	251
Income taxes	6,121	5,107	10,701	19,730
Adjusted EBITDA	$21,554	$18,212	$46,153	$74,493

Non-IFRS reconciliation of adjusted net income

The Company has included the non-IFRS financial performance measure of adjusted net income, defined by management as the net income attributable to shareholders shown in the statement of earnings plus the non-cash depletion charge due to the acquisition of Corona and the corresponding deferred tax recovery and certain non-recurring or non-cash items such as share-based compensation and foreign currency exchange (gains) losses. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors may want to use this information to evaluate the Company’s performance and ability to generate cash flows. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance in accordance with IFRS.

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2019
(In thousands of United States dollars, unless otherwise stated)

The following table provides a reconciliation of adjusted net income to the condensed interim consolidated financial statements for the three and nine months ended September 30, 2019 and 2018:

	Three Months Ended		Nine Months Ended
(In thousands of United States dollars)	September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2018

Net income (loss) attributable to shareholders	$1,779	$1,922	$(103)	$21,468
Non-cash depletion charge on Corona's acquisition	2,869	2,642	7,689	8,037
Deferred tax recovery on Corona's acquisition depletion charge	(1,009)	(899)	(2,678)	(2,726)
Share-based compensation	138	414	821	1,196
Foreign currency exchange loss	338	403	917	251
Adjusted net income attributable to shareholders	$4,115	$4,482	$6,646	$28,226

Cash cost per silver equivalent payable ounce, copper equivalent payable pound, and zinc equivalent payable pound

The Company uses the non-IFRS measure of cash cost per silver equivalent ounce, copper equivalent payable pound, and zinc equivalent payable pound to manage and evaluate operating performance. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance and ability to generate cash flows. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The Company considers cost of sales per silver equivalent payable ounce, copper equivalent payable pound, and zinc equivalent payable pound to be the most comparable IFRS measure to cash cost per silver equivalent payable ounce, copper equivalent payable pound, and zinc equivalent payable pound, and has included calculations of this metric in the reconciliations within the applicable tables to follow.

All-in sustaining cost per silver equivalent payable ounce, copper equivalent payable pound, and zinc equivalent payable pound

All-In Sustaining Cost (“AISC”) is a non-IFRS measure and was calculated based on guidance provided by the World Gold Council (“WGC”) in June 2013. WGC is not a regulatory industry organization and does not have the authority to develop accounting standards for disclosure requirements. Other mining companies may calculate AISC differently as a result of differences in underlying accounting principles and policies applied, as well as differences in definitions of sustaining versus development capital expenditures.

AISC is a more comprehensive measure than cash cost per ounce/pound for the Company’s consolidated operating performance by providing greater visibility, comparability and representation of the total costs associated with producing silver and copper from its current operations.

The Company defines sustaining capital expenditures as, “costs incurred to sustain and maintain existing assets at current productive capacity and constant planned levels of productive output without resulting in an increase in the life of assets, future earnings, or improvements in recovery or grade. Sustaining capital includes costs required to improve/enhance assets to minimum standards for reliability, environmental or safety requirements. Sustaining capital expenditures excludes all expenditures at the Company’s new projects and certain expenditures at current operations which are deemed expansionary in nature.”

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2019
(In thousands of United States dollars, unless otherwise stated)

Consolidated AISC includes total production cash costs incurred at the Company’s mining operations, including treatment and refining charges and selling costs, which forms the basis of the Company’s total cash costs. Additionally, the Company includes sustaining capital expenditures and corporate general and administrative expenses. AISC by mine does not include certain corporate and non-cash items such as general and administrative expense and share-based payments. The Company believes that this measure represents the total sustainable costs of producing silver and copper from current operations and provides the Company and other stakeholders of the Company with additional information of the Company’s operational performance and ability to generate cash flows. As the measure seeks to reflect the full cost of silver and copper production from current operations, new project capital and expansionary capital at current operations are not included. Certain other cash expenditures, including tax payments, dividends and financing costs are also not included.

The following table provides a reconciliation of cash costs to cost of sales, as reported in the Company’s condensed interim consolidated statements of income (loss) for the three and nine months ended September 30, 2019 and 2018:

	Three months ended					Three months ended
(In thousand of US dollars, unless stated)	September 30, 2019					September 30, 2018
	Yauricocha		Bolivar	Cusi	Consolidated	Yauricocha	Bolivar	Cusi	Consolidated
Cash Cost per Tonne of Processed Ore
Cost of Sales		26,999	11,365	7,866	46,231	22,536	10,146	4,146	36,828
Reverse: Workers Profit Sharing		(1,180)	-	-	(1,180)	(904)	-	-	(904)
Reverse: D&A/Other adjustments		(6,991)	(2,668)	(1,371)	(11,030)	(4,855)	(2,249)	(873)	(7,977)
Reverse: Variation in Finished Inventory		2,020	1,049	(1,845)	1,224	325	(826)	(25)	(526)
Total Cash Cost		20,848	9,746	4,651	35,244	17,102	7,071	3,248	27,421
Tonnes Processed		307,238	331,818	70,405	709,462	283,446	227,691	55,057	566,194
Cash Cost per Tonne Processed	US$	67.86	29.37	66.06	49.68	60.34	31.06	58.99	48.43

	Nine months ended					Nine months ended
(In thousand of US dollars, unless stated)	September 30, 2019					September 30, 2018
	Yauricocha		Bolivar	Cusi	Consolidated	Yauricocha	Bolivar	Cusi	Consolidated
Cash Cost per Tonne of Processed Ore
Cost of Sales		73,444	34,815	16,024	124,284	68,801	27,269	11,557	107,627
Reverse: Workers Profit Sharing		(2,415)	-	-	(2,415)	(3,732)	-	-	(3,732)
Reverse: D&A/Other adjustments		(17,273)	(7,844)	(3,602)	(28,719)	(13,531)	(7,411)	(2,483)	(23,425)
Reverse: Variation in Finished Inventory		1,085	393	589	2,067	(177)	489	(432)	(120)
Total Cash Cost		54,841	27,364	13,012	95,216	51,361	20,347	8,642	80,350
Tonnes Processed		795,218	921,263	223,871	1,940,353	838,285	759,106	128,600	1,725,991
Cash Cost per Tonne Processed	US$	68.96	29.70	58.12	49.07	61.27	26.80	67.20	46.55

Sierra Metals Inc.
Management's Discussion and Analysis
For the three and nine months ended September 30, 2019
(In thousands of United States dollars, unless otherwise stated)

The following table provides detailed information on Yauricocha’s cost of sales, cash cost, and all-in sustaining cost per silver equivalent payable ounce, copper equivalent payable pound, and zinc equivalent payable pound for the three and nine months ended September 30, 2019 and 2018:

Yauricocha:

YAURICOCHA		Three months ended		Nine months ended
(In thousand of US dollars, unless stated)		September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2018

Cash Cost per zinc equivalent payable pound
Total Cash Cost		20,848	17,102	54,841	51,361
Variation in Finished inventory		(2,020)	(325)	(1,085)	177
Total Cash Cost of Sales		18,828	16,777	53,756	51,538
Treatment and Refining Charges		7,637	2,599	19,365	7,538
Selling Costs		1,338	1,095	3,238	3,215
G&A Costs		2,146	1,808	6,263	5,555
Sustaining Capital Expenditures		2,798	906	7,274	5,143
All-In Sustaining Cash Costs		32,747	23,185	89,896	72,989
Silver Equivalent Payable Ounces (000's)		3,039	2,673	8,358	8,428
Cost of Sales		20,753	17,755	58,210	55,646
Cost of Sales per Silver Equivalent Payable Ounce	(US$)	6.83	6.64	6.96	6.60
Cash Cost per Silver Equivalent Payable Ounce	(US$)	6.20	6.28	6.43	6.12
All-In Sustaining Cash Cost per Silver Equivalent Payable Ounce	(US$)	10.78	8.67	10.76	8.66
Copper Equivalent Payable Pounds (000's)		19,966	14,229	48,886	44,670
Cost of Sales per Copper Equivalent Payable Pound	(US$)	1.04	1.25	1.19	1.25
Cash Cost per Copper Equivalent Payable Pound	(US$)	0.94	1.18	1.10	1.15
All-In Sustaining Cash Cost per Copper Equivalent Payable Pound	(US$)	1.64	1.63	1.84	1.63
Zinc Equivalent Payable Pounds (000's)		49,538	34,824	116,177	99,791
Cost of Sales per Zinc Equivalent Payable Pound	(US$)	0.42	0.51	0.50	0.56
Cash Cost per Zinc Equivalent Payable Pound	(US$)	0.38	0.48	0.46	0.52
All-In Sustaining Cash Cost per Zinc Equivalent Payable Pound	(US$)	0.66	0.67	0.77	0.73

The following table provides detailed information on Bolivar’s cost of sales, cash cost, and all-in sustaining cost per copper equivalent payable pound, zinc equivalent payable pound, and silver equivalent payable ounce for the three and nine months ended September 30, 2019 and 2018:

Bolivar:

BOLIVAR		Three months ended		Nine months ended
(In thousand of US dollars, unless stated)		September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2018

Cash Cost per copper equivalent payable pound
Total Cash Cost		9,746	7,071	27,364	20,347
Variation in Finished inventory		(1,049)	826	(393)	(489)
Total Cash Cost of Sales		8,697	7,897	26,971	19,858
Treatment and Refining Charges		1,548	1,115	4,604	3,226
Selling Costs		1,108	986	2,914	2,481
G&A Costs		1,257	707	2,665	2,636
Sustaining Capital Expenditures		3,091	326	10,098	1,755
All-In Sustaining Cash Costs		15,701	11,031	47,252	29,956
Silver Equivalent Payable Ounces (000's)		944	881	2,868	2,750
Cost of Sales		11,536	9,370	31,530	23,417
Cost of Sales per Silver Equivalent Payable Ounce	(US$)	12.22	10.64	10.99	8.52
Cash Cost per Silver Equivalent Payable Ounce	(US$)	9.21	8.96	9.40	7.22
All-In Sustaining Cash Cost per Silver Equivalent Payable Ounce	(US$)	16.63	12.52	16.48	10.89
Copper Equivalent Payable Pounds (000's)		6,202	4,692	16,656	14,569
Cost of Sales per Copper Equivalent Payable Pound	(US$)	1.86	2.00	1.89	1.61
Cash Cost per Copper Equivalent Payable Pound	(US$)	1.40	1.68	1.62	1.36
All-In Sustaining Cash Cost per Copper Equivalent Payable Pound	(US$)	2.53	2.35	2.84	2.06
Zinc Equivalent Payable Pounds (000's)		15,388	11,482	39,463	32,626
Cost of Sales per Zinc Equivalent Payable Pound	(US$)	0.75	0.82	0.80	0.72
Cash Cost per Zinc Equivalent Payable Pound	(US$)	0.57	0.69	0.68	0.61
All-In Sustaining Cash Cost per Zinc Equivalent Payable Pound	(US$)	1.02	0.96	1.20	0.92

Sierra Metals Inc.
Management's Discussion and Analysis
For the three and nine months ended September 30, 2019
(In thousands of United States dollars, unless otherwise stated)

The following table provides detailed information on Cusi’s cost of sales, cash cost, and all-in sustaining cost per silver equivalent payable ounce, copper equivalent payable pound, and zinc equivalent payable pound for the three and nine months ended September 30, 2019 and 2018:

Cusi:

CUSI		Three months ended		Nine months ended
(In thousand of US dollars, unless stated)		September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2018

Cash Cost per silver equivalent payable ounce
Total Cash Cost		4,651	3,248	13,012	8,642
Variation in Finished inventory		1,845	25	(589)	432
Total Cash Cost of Sales		6,495	3,273	12,422	9,074
Treatment and Refining Charges		602	285	1,327	1,248
Selling Costs		243	217	640	545
G&A Costs		276	156	585	579
Sustaining Capital Expenditures		894	497	3,512	1,975
All-In Sustaining Cash Costs		8,510	4,428	18,486	13,421
Silver Equivalent Payable Ounces (000's)		346	232	705	618
Cost of Sales		3,493	1,727	7,882	5,140
Cost of Sales per Silver Equivalent Payable Ounce	(US$)	10.10	7.44	11.18	8.32
Cash Cost per Silver Equivalent Payable Ounce	(US$)	18.77	14.11	17.62	14.68
All-In Sustaining Cash Cost per Silver Equivalent Payable Ounce	(US$)	24.60	19.09	26.22	21.72
Copper Equivalent Payable Pounds (000's)		2,274	1,237	4,226	3,272
Cost of Sales per Copper Equivalent Payable Pound	(US$)	1.54	1.40	1.87	1.57
Cash Cost per Copper Equivalent Payable Pound	(US$)	2.86	2.65	2.94	2.77
All-In Sustaining Cash Cost per Copper Equivalent Payable Pound	(US$)	3.74	3.58	4.37	4.10
Zinc Equivalent Payable Pounds (000's)		5,642	3,029	10,136	7,429
Cost of Sales per Zinc Equivalent Payable Pound	(US$)	0.62	0.57	0.78	0.69
Cash Cost per Zinc Equivalent Payable Pound	(US$)	1.15	1.08	1.23	1.22
All-In Sustaining Cash Cost per Zinc Equivalent Payable Pound	(US$)	1.51	1.46	1.82	1.81

Consolidated:

CONSOLIDATED		Three months ended		Nine months ended
(In thousand of US dollars, unless stated)		September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2018
Total Cash Cost of Sales		34,020	27,947	93,149	80,470
All-In Sustaining Cash Costs		56,958	38,644	155,634	116,366
Silver Equivalent Payable Ounces (000's)		4,329	3,786	11,931	11,796
Cost of Sales		35,782	28,852	97,622	84,203
Cost of Sales per Silver Equivalent Payable Ounce	(US$)	8.27	7.62	8.18	7.14
Cash Cost per Silver Equivalent Payable Ounce	(US$)	7.86	7.38	7.81	6.82
All-In Sustaining Cash Cost per Silver Equivalent Payable Ounce	(US$)	13.16	10.21	13.04	9.86
Copper Equivalent Payable Pounds (000's)		28,442	20,158	69,768	62,511
Cost of Sales per Copper Equivalent Payable Pound	(US$)	1.26	1.43	1.40	1.35
Cash Cost per Copper Equivalent Payable Pound	(US$)	1.20	1.39	1.34	1.29
All-In Sustaining Cash Cost per Copper Equivalent Payable Pound	(US$)	2.00	1.92	2.23	1.86
Zinc Equivalent Payable Pounds (000's)		70,568	49,335	165,776	139,846
Cost of Sales per Zinc Equivalent Payable Pound	(US$)	0.51	0.58	0.59	0.60
Cash Cost per Zinc Equivalent Payable Pound	(US$)	0.48	0.57	0.56	0.58
All-In Sustaining Cash Cost per Zinc Equivalent Payable Pound	(US$)	0.81	0.78	0.94	0.83

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2019
(In thousands of United States dollars, unless otherwise stated)

Additional non-IFRS measures

The Company uses other financial measures, the presentation of which is not meant to be a substitute for other subtotals or totals presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. The following other financial measures are used:

•	Operating cash flows before movements in working capital - excludes the movement from period-to-period in working capital items including trade and other receivables, prepaid expenses, deposits, inventories, trade and other payables and the effects of foreign exchange rates on these items.

The terms described above do not have a standardized meaning prescribed by IFRS, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies. The Company’s management believes that their presentation provides useful information to investors because cash flows generated from operations before changes in working capital excludes the movement in working capital items. This, in management’s view, provides useful information of the Company’s cash flows from operations and are considered to be meaningful in evaluating the Company’s past financial performance or its future prospects. The most comparable IFRS measure is cash flows from operating activities.

12.	CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Significant accounting judgments and estimates

In the application of the Company’s accounting policies, which are described in note 2 of the Company’s December 31, 2018 consolidated financial statements, management is required to make judgments, estimates and assumptions about the effects of uncertain future events on the carrying amounts of assets and liabilities. The estimates and associated assumptions are based on management’s best knowledge of the relevant facts and circumstances and historical experience. Actual results may differ from these estimates; potentially having a material future effect on the Company’s consolidated financial statements.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

The following are the significant judgments that management has made in the process of applying the Company’s accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements:

I.	Impairment review of asset carrying values

In accordance with the Company’s accounting policy, at every reporting period, the Company assesses whether there are any indicators that the carrying value of its assets or CGUs may be impaired, which is a significant management judgment. Where there is an indication that the carrying amount of an asset may not be recoverable, the Company prepares a formal estimate of the recoverable amount by analyzing discounted cash flows. The resulting valuations are particularly sensitive to changes in estimates such as long- term commodity prices, exchange rates, sales volume, operating costs, and discount rates. In the event of impairment, if there is an adverse change in any of the assumptions or estimates used in the discounted cash flow model, this could result in a further impairment of the asset. Also, in accordance with the Company’s accounting policy, the Company capitalizes evaluation expenditures when there is a high degree of confidence that these costs are recoverable and have a probable future benefit. As at September 30, 2019, management assessed its mining property assets and exploration and evaluation expenditures for impairment and determined that no impairment was required.

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2019
(In thousands of United States dollars, unless otherwise stated)

II.	Mineral reserves and resources

The Company estimates mineral reserves and resources based on information prepared by qualified persons as defined in accordance with the Canadian Securities Administrators’ National Instrument (“NI”) 43-101. These estimates form the basis of the Company’s life of mine (“LOM”) plans, which are used for a number of important and significant accounting purposes, including: the calculation of depletion expense and impairment charges, forecasting the timing of the payment of decommissioning costs and future taxes. There are significant uncertainties inherent in the estimation of mineral reserves and the assumptions used which include commodity prices, production costs, recovery rates and exchange rates may change significantly when new information becomes available. Changes in assumptions could result in mineral reserves being revised, which in turn would impact our depletion expense, asset carrying values and the provision for decommissioning costs.

III.	Deferred tax assets and liabilities

The Company’s management makes significant estimates and judgments in determining the Company’s tax expense for the period and the deferred tax assets and liabilities. Management interprets tax legislation in a variety of jurisdictions and makes estimates of the expected timing of the reversal of deferred tax assets and liabilities. In addition, management makes estimates related to expectations of future taxable income based on cash flows from operations and the application of existing tax laws in each jurisdiction. Assumptions used in the cash flow forecast are based on management’s estimates of future production and sales volume, commodity prices, operating costs, capital expenditures, dividends, and decommissioning and reclamation expenditures. These estimates are subject to risk and uncertainty and could result in an adjustment to the deferred tax provision and a corresponding credit or charge to the statement of loss. The Company is subject to assessments by the various tax authorities who may interpret the tax laws differently. These differences may impact the final amount or the timing of the payment of taxes. The Company provides for such differences where known based on management’s best estimates of the probable outcome of these matters.

IV.	Decommissioning and restoration liabilities costs

The Company’s provision for decommissioning and restoration costs is based on management’s best estimate of the present value of the future cash outflows required to settle the liability. In determining the liability, management makes estimates about the future costs, inflation, foreign exchange rates, risks associated with the cash flows, and the applicable risk-free interest rates for discounting future cash flows. Changes in any of these estimates could result in a change in the provision recognized by the Company. Also, the ultimate costs of environmental disturbance are uncertain and cost estimates can vary in response to many factors including changes to the relevant legal requirements, the emergence of new restoration techniques or experience at other mine sites.

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2019
(In thousands of United States dollars, unless otherwise stated)

Changes in decommissioning and restoration liabilities are recorded with a corresponding change to the carrying amounts of the assets to which they relate. Adjustments made to the carrying amounts of the asset can result in a change to the depreciation charged in the consolidated statement of loss.

V.	Functional currency

The determination of a subsidiary’s functional currency often requires significant judgment where the primary economic environment in which the subsidiary operates may not be clear. This can have a significant impact on our consolidated results based on the foreign currency translation methods described in the audited consolidated financial statements.

13.	OFF BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements as at September 30, 2019.

14.	DISCLOSURE CONTROLS AND INTERNAL CONTROLS OVER FINANCIAL REPORTING (“ICFR”)

Disclosure controls and procedures

The Company's management is responsible for designing and maintaining adequate internal controls over financial reporting and disclosure controls and procedures, under the supervision of the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements in accordance with IFRS.

Management, including the CEO and CFO, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as at September 30, 2019, as defined in the rules of the Canadian Securities Administration. Based on this evaluation, they concluded that our disclosure controls and procedures are effective in providing reasonable assurance that the information required to be disclosed in reports we filed or submitted under Canadian securities legislation was recorded, processed, summarized and reported within the time periods specified in those rules.

Internal controls over financial reporting

Management, including the CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting, and used the framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) to evaluate the effectiveness of our controls in 2019. Based on this evaluation, management concluded that our internal control over financial reporting was effective as at September 30, 2019 and provided a reasonable assurance of the reliability of our financial reporting and preparation of the financial statements.

No matter how well designed any system of internal control has inherent limitations. Even systems determined to be effective can provide only reasonable assurance of the reliability of financial statement preparation and presentation.

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2019
(In thousands of United States dollars, unless otherwise stated)

Changes in internal controls over financial reporting

There have been no changes in ICFR during the three months ended September 30, 2019 that have materially affected, or are reasonably likely to materially affect, ICFR.

15.	CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This discussion includes certain statements that may be deemed “forward-looking”. All statements in this discussion, other than statements of historical fact, addressing future exploration drilling, exploration and development activities, production activities and events or developments that the Company expects, are forward looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those expressed in forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, general economic, market or business conditions, and other factors which are discussed under “Risk Factors” in the Company’s Annual Information Form dated March 28, 2019 available at www.sedar.com and at www.sec.gov under the Company’s name.

The MD&A contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward looking information” within Canadian securities laws (collectively “forward-looking statements”) related to the Company and its operations, and in particular, the anticipated developments in the Company’s operations in future periods, the Company’s planned exploration activities, the adequacy of the Company’s financial resources and other events or conditions that may occur in the future. Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if and when the properties are developed or further developed. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

These forward-looking statements include, but are not limited to, relate to, among other things: future production of silver, lead, copper, zinc, and gold (the “metals”); future cash costs per ounce or pound of the metals; the price of the metals; the effects of domestic and foreign laws, regulations and government policies and actions affecting the Company’s operations or potential future operations; future successful development of the Yauricocha, Bolivar and Cusi near-mine exploration projects and other exploration and development projects; the sufficiency of the Company’s current working capital, anticipated operating cash flow or the Company’s ability to raise necessary funds; estimated production rates for the metals produced by the Company; timing of production; the estimated cost of sustaining capital; ongoing or future development plans and capital replacement, improvement or remediation programs; the estimates of expected or anticipated economic returns from the Company’s mining projects; future sales of the metals, concentrates or other future products produced by the Company; and the Company’s plans and expectations for its properties and operations.

Risks and uncertainties relating to foreign currency fluctuations; risks inherent in the mining industry including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems, flooding and mud rushes; risks associated with the estimation of mineral resources and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; the potential for and effects of labour disputes or other unanticipated difficulties or shortages of labour or interruptions in production; actual material mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; the inherent uncertainty of pilot-mining activities and cost estimates, including the potential for unexpected costs/expenses and commodity price fluctuations; uncertain political and economic environments; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits.

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2019
(In thousands of United States dollars, unless otherwise stated)

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential” or variations thereof, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking information. Forward-looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking information, including, without limitation: uncertainty of production and cost estimates for the Yauricocha Mine (as hereinafter defined), the Bolivar Mine (as hereinafter defined) and the Cusi Mine (as hereinafter defined); uncertainty of production at the Company’s exploration and development properties; risks and uncertainties associated with developing and exploring new mines including start-up delays; risks and hazards associated with the business of mineral exploration, development and mining (including operating in foreign jurisdictions, environmental hazards, industrial accidents, unusual or unexpected geological or structure formations, pressures, cave-ins and flooding); risks and uncertainties relating to the interpretation of drill results and the geology, grade and continuity of the Company’s mineral deposits; risks related to the Company’s ability to obtain adequate financing for the Company’s planned development activities and to complete further exploration programs; fluctuations in spot and forward markets for the metals and certain other commodities; risks related to obtaining long-term sales contracts or completing spot sales for the Company’s products; the Company’s history of losses and the potential for future losses; risks related to general economic conditions, including recent market and world events and conditions; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards; relationships with and claims by local communities and indigenous populations; diminishing quantities or grades of mineral reserves as properties are mined; challenges to, or difficulty maintaining, the Company’s title to properties and continued ownership thereof; risks related to the Company’s covenants with respect to the Corporate Facility (as hereinafter defined); changes in national and local legislation, taxation, controls or regulations and political or economic developments or changes in Canada, Mexico, Peru or other countries where they may carry on business; risks related to the delay in obtaining or failure to obtain required permits, or non-compliance with permits the Company has obtained; increased costs and restrictions on operations due to compliance with environmental laws and regulations; regulations and pending legislation governing issues involving climate change, as well as the physical impacts of climate change; risks related to reclamation activities on the Company’s properties; uncertainties related to title to the Company’s mineral properties and the surface rights thereon, including the Company’s ability to acquire, or economically acquire, the surface rights to certain of the Company’s exploration and development projects; the Company’s ability to successfully acquire additional commercially mineable mineral rights; risks related to currency fluctuations (such as the Canadian dollar, the United States dollar, the Peruvian sol and the Mexican peso); increased costs affecting the mining industry, including occasional high rates of inflation; increased competition in the mining industry for properties, qualified personnel and management; risks related to some of the Company’s directors’ and officers’ involvement with other natural resource companies; the Company’s ability to attract and retain qualified personnel and management to grow the Company’s business; risks related to estimates of deferred tax assets and liabilities; risks related to claims and legal proceedings and the Company’s ability to maintain adequate internal control over financial reporting.

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2019
(In thousands of United States dollars, unless otherwise stated)

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Forward looking statements are statements about the future and are inherently uncertain, and the Company’s actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this MD&A under the heading ‘‘Other Risks and Uncertainties”. The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, other than as required by applicable law. For the reasons set forth above, one should not place undue reliance on forward-looking statements.

Cautionary Note to U.S. Investors Concerning Estimates of Inferred Resources

This document uses the term “Inferred Mineral Resources”. U.S. investors are advised that while this term is recognized and required by Canadian regulations, the Securities and Exchange Commission (“SEC”) does not recognize it. Inferred Mineral Resources have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of economic studies other than a Preliminary Economic Assessment (PEA).

This document also uses the terms “Measured and Indicated Mineral Resources”. The Company advises U.S. investors that while these terms are recognized by Canadian regulations, the SEC does not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral deposits included in these categories will ever be converted into mineral reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Disclosure of “contained ounces” is permitted under Canadian regulations; however, the SEC normally only permits the reporting of non-reserve mineralization as in-place tonnage and grade.